As filed with the Securities and Exchange Commission on December 30, 2004
Registration No. 333-121239

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1

TO
Form S-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Medtronic, Inc.
(Exact name of registrant as specified in its charter)

Minnesota	3845	41-0793183
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

710 Medtronic Parkway

Minneapolis, Minnesota 55432
(763) 514-4000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Neil Ayotte

Vice President and Senior Legal Counsel
710 Medtronic Parkway
Minneapolis, Minnesota 55432
(763) 514-4000
(Name and address, including zip code, and telephone number, including area code, of agent for service of process)

Copies to:

Melodie R. Rose, Esq. Fredrikson & Byron, P.A. 200 South Sixth Street, Suite 4000 Minneapolis, MN 55402 (612) 492-7000	Winthrop B. Conrad, Jr. Davis Polk & Wardwell 450 Lexington Avenue New York, NY 10017 (212) 450-4000

    Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

    If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering:    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of		Proposed Maximum	Proposed Maximum
Securities to be	Amount to be	Offering Price	Aggregate	Amount of
Registered	Registered	Per Unit or Share	Offering Price	Registration Fee

1.25% Contingent Convertible Debentures, Series B due 2021 (“New Debentures”)	$1,973,146,000(1)	100%(2)	$1,968,213,135(2)(3)	$231,658.69*

Common Stock, $0.01 par value and related Preferred Stock Purchase Right	15,000,000(4)	(4)	(4)	(4)

(1)	Represents the aggregate principal amount of the 1.25% Contingent Convertible Debentures due 2021 (the “Old Debentures”) issued by the registrant.

(2)	Exclusive of accrued interest and distributions, if any.

(3)	Estimated solely for the purpose of calculating the Registration Fee pursuant to Rule 457(f) under the Securities Act of 1933, as amended. These amounts reflect a reduction for an exchange fee of $2.50 for each $1,000 in principal amount of the New Debentures.

(4)	Includes a good faith estimate of 15,000,000 shares of common stock which may be issued upon conversion of the New Debentures registered hereby and the associated rights to purchase stock pursuant to a Rights Agreement, as referenced in the Registrant’s registration statement on Form 8-A dated November 3, 2000; the shares and rights are not subject to an additional fee pursuant to Rule 457(i) of the Securities Act. Pursuant to Rule 416 under the Securities Act, such number of shares of common stock registered hereby shall include an indeterminate number of shares of common stock that may be issued in connection with stock splits, stock dividends, recapitalizations or similar events.

*	Previously paid.

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus may change. We may not complete the exchange offer and issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Amendment Dated December 30, 2004

Prospectus

Offer to Exchange

1.25% Contingent Convertible Debentures,
Series B due 2021 and an Exchange Fee
for all our outstanding
1.25% Contingent Convertible Debentures due 2021
(CUSIP Nos. 585 055 AA 4; 585 055 AB 2)

________________________________________________________________________________

We, Medtronic, Inc., are offering to exchange $1,000 in principal amount of our 1.25% Contingent Convertible Debentures, Series B due 2021, or the New Debentures, and an exchange fee of $2.50 per $1,000 principal amount of New Debentures, for each $1,000 in principal amount of our 1.25% Contingent Convertible Debentures due 2021, or the Old Debentures, that is properly tendered and accepted for exchange on the terms set forth in this prospectus and in the accompanying Letter of Transmittal, which we refer to together as the exchange offer. An aggregate of up to $1,973,146,000 principal amount of New Debentures will be exchanged for up to a like amount of Old Debentures. See page 21 for how to tender Old Debentures.

The exchange offer is subject to important conditions, as more fully explained in this prospectus.

The exchange offer will expire at midnight, New York City time, on January 12, 2005, the expiration date, unless we extend it. We will announce any extensions by press release or other permitted means no later than 9:00 a.m., New York City time, on the day after expiration of the exchange offer. You may withdraw any Old Debentures tendered until the expiration of the exchange offer.

The terms of the New Debentures are similar to the terms of the Old Debentures, except for the following modifications:

•	Net Share Settlement. The New Debentures will require us to settle all conversions for a combination of cash and shares of our common stock, if any, in lieu of only shares. The amount of cash paid will be equal to the lesser of the principal amount of the New Debentures and their conversion value. Shares of our common stock will be issued to the extent that the conversion value exceeds the principal amount of the New Debentures.

•	Repurchase at Option of Holders. The New Debentures will require us to pay only cash (in lieu of shares of our common stock or a combination of cash and shares of our common stock) when we repurchase the New Debentures at the option of the holder.

•	Change of Control. The New Debentures will require us to pay only cash (in lieu of shares of our common stock or a combination of cash and shares of our common stock) upon repurchase in connection with a change of control.

See page 11 of this prospectus for a summary comparison of the Old Debentures to the New Debentures.

Our common stock is traded on the New York Stock Exchange, or NYSE, under the symbol “MDT.” On December 13, 2004, the closing price for our common stock on the NYSE was $49.05 per share.

The exchange offer is described in detail in this prospectus, and we urge you to read it carefully, including the section titled “Risk Factors,” beginning on page 19 of this prospectus, for a discussion of factors that you should consider before you decide to participate in the exchange offer.

The exchange offer is not being made to, and we will not accept tenders for exchange from, holders of Old Debentures in any jurisdiction in which the exchange offer or the acceptance of the offer would not be in compliance with the securities or blue sky laws of that jurisdiction.

Neither our board of directors nor any other person is making any recommendation as to whether you should choose to exchange your Old Debentures for New Debentures.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is                 , 2005.

      You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus is accurate as of the date appearing on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC at prescribed rates. Please call the SEC at 1-800-SEC-0330 for additional information about the Public Reference Room.

      The SEC also maintains a website that contains reports, proxy statements and other information about issuers, including Medtronic, Inc., that file electronically with the SEC. The address of that site is www.sec.gov. You can also inspect reports, proxy statements, and other information about Medtronic at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

      We are “incorporating by reference” into this prospectus certain information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information contained directly in this prospectus. This prospectus incorporates by reference the following documents, each of which we previously filed with the SEC:

•	The description of Medtronic’s common stock which is contained or incorporated by reference in the Registration Statement on Form 8-A dated November 3, 2000.

•	Description of Medtronic’s preferred stock purchase rights attached to its common stock contained in Medtronic’s registration statement on Form 8-A dated November 3, 2000.

•	Our Annual Report on Form 10-K for the fiscal year ended April 30, 2004 filed June 30, 2004.

•	Quarterly Report on Form 10-Q for period ended July 30, 2004, filed September 2, 2004.

•	Our Quarterly Report on Form 10-Q for the period ended October 29, 2004 filed December 8, 2004.

These reports contain important information about us and our finances.

      All documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, from the date of this prospectus to the end of the offering of the debentures and common stock issuable upon conversion of the debentures under this document shall also be deemed to be incorporated herein by reference and will automatically update information in this prospectus; provided, however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any Current Report on Form 8-K.

      Any statements made in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superceded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference into this prospectus modifies or supercedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      You may request a copy of these filings, at no cost, by writing or calling us at the following address or telephone number:

Investor Relations Department

Medtronic, Inc.
710 Medtronic Parkway
Minneapolis, Minnesota 55432
(763) 514-4000

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference into this prospectus.

      We make available free of charge on or through our Internet website, www.medtronic.com, our annual reports on Form 10-K, quarterly reports on Form  10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained in our website does not constitute part of this prospectus unless otherwise specifically incorporated by reference herein.

      IN ORDER FOR YOU TO RECEIVE TIMELY DELIVERY OF THE DOCUMENTS BEFORE THE EXPIRATION OF THE EXCHANGE OFFER, MEDTRONIC SHOULD RECEIVE YOUR REQUEST NO LATER THAN JANUARY 2, 2005.

FORWARD-LOOKING STATEMENTS

Cautionary Factors That May Affect Future Results

      Certain statements contained in this prospectus, including the information incorporated by reference herein and the exhibits hereto, may include “forward-looking” statements that broadly involve our current expectations or forecasts. Our forward-looking statements generally relate to our growth strategies, financial results, product development, regulatory approvals, competitive strengths, the scope of our intellectual property rights, and sales efforts. Such statements can be identified by the use of terminology such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “possible,” “project,” “should,” “will” and similar words or expressions. Any statement that is not a historical fact, including estimates, projections, future trends and the outcome of events that have not yet occurred, are forward-looking statements. Our ability to actually achieve results consistent with our current expectations depends significantly on certain factors that may cause actual future results to differ materially from our current expectations. Some of these factors include:

•	Effective management of and reaction to risks involved in our business, including:

•	our ability to achieve manufacturing efficiencies, including gross margin benefits from our manufacturing process and supply chain programs

•	our ability to manage financial assets, including effective cash management

•	our ability to successfully complete planned clinical trials to develop and obtain approval for products on a timely basis

•	timing, size, and nature of strategic initiatives, market opportunities, and research and technology platforms available to us

•	price and volume fluctuations in the stock markets and their effect on the market prices of technology and health care companies

•	the efficient integration of acquired businesses

•	the trend of consolidation in the medical device industry as well as among our customers, resulting in more significant, complex, and long-term contracts than in the past, and potentially greater pricing pressures

•	our ability to anticipate and react effectively to the changing managed-care environment

•	our ability to effectively manage our inventory mix and inventory levels

•	our ability to manufacture quality products

•	our ability to maintain or increase research and development expenditures

•	our ability to maintain our effective tax rate

•	Competitive factors, including:

•	pricing pressures, both in the U.S. and abroad

•	development of new products by competitors having superior performance compared to our current products

•	technological advances, patents, and registrations obtained by competitors

•	issues with licensors, suppliers, and distributors

•	Difficulties and delays inherent in the development, manufacturing, marketing and sale of medical products, including:

•	lengthy and costly regulatory clearance processes, which may result in lost market opportunities or delay product commercialization

•	our ability to obtain favorable third-party payor reimbursement authorizations for our products

•	the suspension or revocation of authority to manufacture, market or distribute existing products

•	the imposition of additional or different regulatory requirements, such as those affecting manufacturing and labeling

•	ongoing efficacy or safety concerns for existing products

•	seizure or recall of products

•	the failure to obtain, limitations on the use of, or the loss of patent and other intellectual property rights

•	Governmental action, including:

•	impact of continued health care cost-containment efforts

•	new laws and judicial decisions related to health care availability and payment for health care products and services or the marketing and distribution of products

•	changes in the FDA and foreign regulatory approval processes that may delay or prevent the approval of new products and result in lost market opportunity

•	the impact of more vigorous compliance and enforcement activities

•	changes in the tax and environmental laws affecting our business

•	Legal disputes, including:

•	disputes over intellectual property rights

•	product liability claims

•	claims asserting securities law violations

•	claims asserting violations of federal law in connection with Medicare and/or Medicaid reimbursement

•	derivative shareholder actions

•	claims asserting antitrust violations

•	environmental matters

•	General economic conditions, including:

•	international and domestic business conditions

•	political instability in foreign countries

•	interest rates

•	foreign currency exchange rates

•	changes in the rate of inflation

•	the market value of our investments in other companies

•	our ability to reduce the impact of these conditions on our results

•	Other factors beyond our control, including earthquakes (particularly in light of the fact that we have significant facilities located near major earthquake fault lines), floods, fires, explosions, or acts of terrorism or war.

      You must carefully consider forward-looking statements and understand that such statements involve a variety of risks and uncertainties, known and unknown, and may be affected by inaccurate assumptions. It is not possible to foresee or identify all factors that may affect our forward-looking statements, and you should not consider any list of such factors to be an exhaustive list of all risks, uncertainties or potentially inaccurate assumptions affecting such forward-looking statements.

      We caution you to consider carefully these factors as well as the specific factors that may discussed with a specific forward-looking statement in this prospectus and in our other filings with the Securities and Exchange Commission. In some cases, these factors have affected, and in the future (together with other unknown factors) may affect, our ability to implement our business strategy and could cause actual results to differ materially from those contemplated by such forward-looking statements. No assurance can be made that any expectation, estimate or projection contained in a forward-looking statement can be achieved.

      We also caution you that forward-looking statements speak only as of the date made. Investors are advised to consult any further disclosures by us on this subject in our filings with the Securities and Exchange Commission, especially on Forms 10-K, 10-Q, and 8-K (if any), in which we discuss in more detail various important factors that could cause actual results to differ from expected or historical results.

SUMMARY

      The following summary may not contain all the information that may be important to you. You should read the entire prospectus, as well as the information incorporated by reference, before making an investment decision. When used in this prospectus, the terms “Medtronic,” “we,” “our” and “us” refer to Medtronic, Inc. and its consolidated subsidiaries, unless otherwise specified.

MEDTRONIC, INC.

      Medtronic is a world leading medical technology company, providing lifelong solutions for people with chronic disease. We are committed to offering market-leading therapies worldwide to restore patients to fuller, healthier lives. With beginnings in the treatment of heart disease, we have expanded well beyond our historical core business and today provide a wide range of products and therapies that help solve many challenging, life-limiting medical conditions. We hold market-leading positions in almost all of the major markets in which we compete.

      We currently function in five operating segments that manufacture and sell device-based medical therapies. Our operating segments are: Cardiac Rhythm Management (CRM), Spinal, Ear, Nose and Throat (ENT) and Navigation (formerly Surgical Navigation Technologies), Neurological and Diabetes, Vascular, and Cardiac Surgery. With innovation and market leadership, we have pioneered advances in medical technology in all of our businesses and enjoyed steady growth. Over the last five years, our net sales have more than doubled, from $4.233 billion in fiscal year 1999 to $9.087 billion in fiscal year 2004. We attribute this growth to our continuing commitment to develop or acquire new products to treat an expanding array of medical conditions.

      Medtronic was founded in 1949, incorporated as a Minnesota corporation in 1957 and today serves physicians, clinicians and patients in more than 120 countries worldwide. Beginning with the development of the heart pacemaker in the 1950s, we have assembled a broad and diverse portfolio of progressive technology expertise both through internal development of core technologies as well as acquisitions. We remain committed to a mission written by our founder more than 40 years ago that directs us “to contribute to human welfare by application of biomedical engineering in the research, design, manufacture and sale of products that alleviate pain, restore health and extend life.”

      With approximately 31,000 dedicated employees worldwide personally invested in supporting our mission, our success in leading global advances in medical technology is rooted in several key strengths:

•	Broad and deep technological knowledge of microelectronics, implantable devices and techniques, power sources, coatings, materials, programmable devices and related areas, as well as a tradition of technological pioneering and breakthrough products that not only yield better medical outcomes, but more cost-effective therapies.

•	Strong intellectual property portfolio that underlies our key products.

•	High product quality standards, backed with stringent systems to ensure consistent performance, that meet or surpass customers’ expectations.

•	Strong professional collaboration with customers, extensive medical educational programs and thorough clinical research.

•	Full commitment to superior patient and customer service.

•	Long experience with the regulatory process and sound working relationships with regulators and reimbursement agencies, including leadership roles in helping shape policy.

•	A proven financial record of sustained growth and continual introduction of new products.

      Our strategic objective is to provide patients and the medical community with comprehensive, life-long solutions for the management of chronic disease. Our key strengths parallel the following basic, but well-implemented, strategies that guide our growth and success:

•	Increase market share in core product lines.

•	Meet unmet medical needs by leveraging our technologies.

•	Broaden our geographical presence in developed and developing markets.

•	Ensure that people who could benefit from our device therapies increasingly have access to them.

•	Selectively merge with market leaders who complement or expand our broad base of market leadership in our core areas of interest and expertise, and acquire or invest in breakthrough technologies to treat an increasing number of chronic diseases.

      In this decade, we anticipate that technology advancements, the internet and increasing patient participation in treatment decisions will transform the nature of health care services and will result in better care at lower cost to the health care system and greater quality of life and convenience to the patient.

      Our strategy to provide a broad range of therapies to restore patients to fuller, healthier lives requires a wide variety of technologies, products and capabilities. The rapid pace of technological development in the medical industry and the specialized expertise required in different areas of medicine make it difficult for one company alone to develop a broad portfolio of technological solutions. In addition to internally generated growth through our research and development efforts, historically we have relied, and expect to continue to rely, upon acquisitions, investments, and alliances to provide access to new technologies both in areas served by our existing businesses as well as in new areas.

      Our net sales in fiscal year 2004 were $9.087 billion, an increase of 19% from the prior year. We achieved strong worldwide sales growth as a result of our three largest operating segments growing in excess of 17%, and the two remaining operating segments growing at 13% and 9%, respectively. In fact, the majority of our revenues have been generated from products introduced in the last two years, and today our product pipelines are as deep as they have ever been. New product offerings in fiscal year 2004 included the MaximoTM Implantable Cardioverter-Defibrillator and the InSync® II MarquisTM for cardiac resynchronization, Paradigm® 512 and 712 insulin pumps, and the DriverTM Coronary Stent, as well as expanded indications for our INFUSE® Bone Graft and enhanced CD HORIZON® LEGACYTM 5.5 Spinal System, both used in spinal fusion. Our diverse product portfolio enables us to reach a multitude of patients with our lifesaving and life enhancing therapies. Additionally, the depth of our portfolio has provided us a competitive advantage contributing to our sustained growth in recent years.

      Our principal executive offices are located at 710 Medtronic Parkway, Minneapolis, Minnesota 55432, and our telephone number is (763) 514-4000.

Summary of the Exchange Offer

      We originally issued the Old Debentures in September 2001 in a transaction exempt from the registration requirements of the Securities Act. In December 2001, we filed a registration statement on Form S-3 (File No. 333-74994), which became effective in January 2002, covering resales from time to time by selling securityholders of our Old Debentures and shares of our common stock issuable upon conversion of the Old Debentures. We kept the registration statement on Form S-3 open until two years after the selling securityholders acquired the Old Debentures, after which time holders of Old Debentures may rely on Rule 144(k) to resell the Old Debentures and shares of our common stock issuable upon conversion of the Old Debentures. We commenced the Exchange Offer on December 14, 2004 for the reasons stated below. The following is a brief summary of the terms of the exchange offer. For a more complete description, see “The Exchange Offer.”

Purpose of the Exchange Offer	The purpose of the exchange offer is to exchange New Debentures for Old Debentures with certain different terms. The Financial Accounting Standards Board’s adoption of EITF 04-8, which is effective for reporting periods ending after December 15, 2004, changes the accounting rules applicable to the Old Debentures. The change to the applicable accounting rules would require us to include the common stock issuable upon conversion of the Old Debentures in our fully diluted shares outstanding for purposes of calculating our diluted earnings per share. The terms of the New Debentures are similar to the terms of the Old Debentures, except the New Debentures will have a net share settlement feature requiring us to settle all conversions for a combination of cash and shares of common stock, if any, in lieu of only shares and the New Debentures will require us to pay only cash (in lieu of shares of common stock or a combination of cash and shares) when we repurchase the New Debentures at the holders’ option or in connection with a change of control. As a result of these changes, under the applicable accounting rules, we will include in diluted shares outstanding only the number of shares issuable based upon the excess of the New Debentures’ conversion value, using the average share price for the accounting period, over their par value. Assuming the exchange of substantially all of the Old Debentures for the New Debentures, our diluted earnings per share would not have been materially different for the six months ended October 29, 2004 and for our fiscal year ended April 30, 2004. If none of the Old Debentures are exchanged for the New Debentures, our diluted earnings per share for the six months ended October 29, 2004 would have been $0.86 rather than $0.87 as reported and our diluted earnings per share for the fiscal year ended April 30, 2004 would have been $1.57 rather than $1.60 as reported. Assuming the exchange of substantially all of the Old Debentures for the New Debentures, in future reporting periods we expect our earnings per share will be higher than had we not undertaken the exchange offer because fewer shares will be included in the calculation. For a more detailed description of these changes, see “Material Differences Between the Old Debentures and the New Debentures.”

The Exchange Offer and Exchange Fee	We are offering to exchange $1,000 principal amount of New Debentures, and an exchange fee of $2.50 per $1,000 principal amount of New Debentures, for each $1,000 principal amount of Old Debentures accepted for exchange.

Conditions to the Exchange Offer	The exchange offer is subject to certain customary conditions. See “The Exchange Offer— Conditions to the Exchange Offer.”

Expiration Date; Extension	The exchange offer will expire at midnight, New York City time, on January 12, 2005, which date we refer to as the “expiration date,” unless extended or earlier terminated by us. We may extend the expiration date for any reason. If we decide to extend it, we will announce any extensions by press release or other permitted means no later than 9:00 a.m., New York City time, on the business day after the scheduled expiration of the exchange offer.

Withdrawal of Tenders	Tenders of Old Debentures may be withdrawn in writing at any time prior to midnight, New York City time, on the expiration date.

Procedures for Exchange	If you own Old Debentures held through a broker or other third party, or in “street name,” you will need to follow the instructions in the letter of transmittal on how to instruct them to tender the Old Debentures on your behalf, as well as submit a letter of transmittal and the other agreements and documents described in this document. We will determine in our sole discretion whether any Old Debentures have been validly tendered. Old Debentures may be tendered by electronic transmission of acceptance through The Depository Trust Company’s, or DTC’s, Automated Tender Offer Program, or ATOP, procedures for transfer or by delivery of a signed letter of transmittal pursuant to the instructions described therein. Custodial entities that are participants in DTC must tender Old Debentures through DTC’s ATOP, by which the custodial entity and the beneficial owner on whose behalf the custodial entity is acting agree to be bound by the letter of transmittal. A letter of transmittal need not accompany tenders effected through ATOP. Please carefully follow the instructions contained in this document on how to tender your securities.

Acceptance of Old Debentures	If all the conditions to the exchange offer are satisfied or waived prior to the expiration date, we will accept all Old Debentures validly tendered and not withdrawn prior to the expiration of the exchange offer and will issue the New Debentures promptly after the expiration date. We will issue New Debentures in exchange for Old Debentures only after the exchange agent has received a timely book-

entry confirmation of transfer of Old Debentures into the exchange agent’s DTC account and a properly completed and executed letter of transmittal. Our oral or written notice of acceptance to the exchange agent will be considered our acceptance of the exchange offer.

Amendment of the Exchange Offer	We reserve the right to modify the terms of the exchange offer, provided that we will comply with applicable laws that may require us to extend the period during which securities may be tendered or withdrawn as a result of changes in the terms of or information relating to the exchange offer.

Use of Proceeds	We will not receive any cash proceeds from the exchange offer. Old Debentures that are validly tendered and exchanged pursuant to the exchange offer will be retired and canceled.

Fees and Expenses of the Exchange Offer	We estimate that the total fees and expenses of the exchange offer will be approximately $1.2 million, exclusive of the exchange fee of $2.50 per $1,000 principal amount of New Debentures.

Interest on the New Debentures	The New Debentures will bear interest from the most recent interest payment date to which interest has been paid on the Old Debentures. Holders whose Old Debentures are accepted for exchange will be deemed to have waived the right to receive any interest accrued on the Old Debentures.

United States Federal Income Tax Considerations	The modifications to the Old Debentures resulting from the exchange of Old Debentures for New Debentures should not constitute a significant modification of the Old Debentures for United States federal income tax purposes. As a result, except with respect to the exchange fee, there should be no United States federal income tax consequences to a holder who exchanges Old Debentures for New Debentures pursuant to the exchange offer. However, the United States federal income tax consequences of the exchange offer are unclear and holders should consult their tax advisers. See “Material United States Federal Income Tax Considerations” for more information on tax consequences of the exchange offer.

Old Debentures Not Tendered or Accepted for Exchange	Any Old Debentures not accepted for exchange for any reason will be returned without expense to you promptly after the expiration, termination or withdrawal of the exchange offer. If you do not exchange your Old Debentures in the exchange offer, or if your Old Debentures are not accepted for exchange, you will continue to hold your Old Debentures and will be entitled to all the rights and subject to all the limitations applicable to the Old Debentures.

Consequences of Not Exchanging Old Debentures	If you do not exchange your Old Debentures in the exchange offer, the liquidity of any trading market for Old Debentures not tendered for exchange, or tendered for exchange but not accepted, could be significantly reduced to the extent that Old Debentures are tendered and accepted for exchange in the exchange offer.

Deciding Whether to Participate in the Exchange Offer	Neither we nor our officers or directors make any recommendation as to whether you should tender or refrain from tendering all or any portion of your Old Debentures in the exchange offer. Further, we have not authorized anyone to make any such recommendation. You should make your own decision as to whether you should tender your Old Debentures in the exchange offer and, if so, the aggregate amount of Old Debentures to tender after reading this prospectus, including the “Risk Factors,” and the letter of transmittal and consulting with your advisors, if any, based on your own financial position and requirements.

Exchange Agent	Wells Fargo Bank, National Association is the exchange agent for the exchange offer. Its address and telephone numbers are located on the back cover of this prospectus.

Information Agent	Global Bondholder Services Corporation is the information agent for the exchange offer. Its address and telephone numbers are located on the back cover of this prospectus.

Financial Advisor	Deutsche Bank Securities Inc. is the financial advisor for the exchange offer.

Material Differences Between the Old Debentures and the New Debentures

      While the terms of the New Debentures are similar to the terms of the Old Debentures, the material differences between the Old Debentures and New Debentures are illustrated in the table below. The table below is qualified in its entirety by the information contained elsewhere in this prospectus and the documents governing the Old Debentures and the New Debentures, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part. For a more detailed description of the New Debentures, see “Description of the New Debentures.” For a more detailed description of the Old Debentures, please read the offering memorandum for the Old Debentures dated September 6, 2001, copies of which are available from the information agent upon request. The Old Debentures were issued in a private offering on September 11, 2001 and have a maturity date of September 15, 2021.

	Old Debentures	New Debentures

Debentures Offered	$1,973,146,000 aggregate principal amount of Old 1.25% Contingent Convertible Debentures due 2021.	Up to $1,973,146,000 aggregate principal amount of New 1.25% Contingent Convertible Debentures, Series B due 2021.

Settlement upon Conversion	Upon conversion of the Old Debentures, we will deliver shares of our common stock at a conversion rate equivalent to 16.1796 shares of common stock per $1,000 principal amount of Old Debentures.	Subject to certain exceptions, upon conversion, holders may initially convert any outstanding New Debentures into cash and shares of our common stock, if any, at a conversion rate equivalent to 16.1796 shares of common stock per $1,000 principal amount of New Debentures, subject to adjustment as described below. Subject to certain exceptions, once New Debentures are tendered for conversion, the value (the “conversion value”) of the cash and shares of our common stock, if any, to be received by a holder converting $1,000 principal amount of the New Debentures will be determined by multiplying the applicable conversion rate by the five trading day average sale price of our common stock beginning on the second trading day immediately following the day on which the New Debentures are submitted for conversion. We will deliver the conversion value to holders as follows: (1) an amount in cash (the “principal return”) equal to the lesser of (a) the aggregate conversion value of the New Debentures to be converted and (b) the aggregate principal amount of the New Debentures to be converted, (2) if the aggregate conversion value of the New Debentures to be converted is greater than the principal return, an amount in whole shares (the “net shares”), determined as set forth below, equal to such aggregate conversion value less the principal return (the “net share amount”), and

	Old Debentures	New Debentures

(3) an amount in cash in lieu of any fractional shares of common stock.
The number of net shares to be paid will be determined by dividing the net share amount by the five trading day average sale price of our common stock beginning on the second trading day immediately following the day on which the New Debentures are submitted for conversion.
We will pay the principal return and cash in lieu of any fractional shares, and deliver the net shares, if any, as promptly as practicable after determination of the net share amount, but in no event later than three business days thereafter.
Because the principal return on the New Debentures is to be settled in cash upon conversion, conversion of a substantial amount of such New Debentures would have an adverse effect on our liquidity and capital resources. If we do not have adequate cash on hand to make any such payment at such time, we intend to finance such payment through additional borrowings.

Repurchase Right of Holders	Each holder of the Old Debentures may require us to repurchase all or a portion of their Old Debentures on September 15, 2006, 2008, 2011 and 2016 at a price equal to the principal amount thereof, plus accrued and unpaid interest, including contingent interest and additional interest, if any, to the date of repurchase. We may choose to pay the purchase price in cash, common stock, or a combination of cash and shares of our common stock. If we elect to pay all or a portion of the repurchase price in common stock, the shares of common stock will be valued at 100% of the average sale price for the five trading days ending on the third day prior to the repurchase date.	Each holder of the New Debentures may require us to repurchase all or a portion of their New Debentures on September 15, 2006, 2008, 2011 and 2016 at a price equal to the principal amount thereof, plus accrued and unpaid interest, including contingent interest, if any, to the date of repurchase. We will pay the repurchase price on any of the four specified dates solely in cash.

Change of Control	Upon a change of control of Medtronic, you may require us, subject to certain conditions, to repurchase all or a portion of your Old Debentures. We will pay a repurchase price equal to the principal amount of such Old Debentures, plus any accrued and unpaid interest, including contingent interest and additional	Upon a change of control of Medtronic, you may require us, subject to certain conditions, to repurchase all or a portion of your New Debentures. We will pay a repurchase price equal to the principal amount of such New Debentures, plus any accrued and unpaid interest, including contingent interest, if any, to

	Old Debentures	New Debentures

	interest, if any, to the repurchase date. We may choose to pay the repurchase price in cash, our common stock, or a combination of cash and shares of our common stock. If we elect to pay all or a portion of the repurchase price in our common stock, such shares of common stock will be valued at 100% of the average sale price for the five trading days ending on the third day prior to the repurchase date.	the repurchase date. We will pay the repurchase price solely in cash.

Accounting Treatment	On October 13, 2004, the Financial Accounting Standards Board (“FASB”) ratified the consensus that the Emerging Issues Task Force (“EITF”) stated in EITF 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share.” EITF 04-8 requires us to revise our calculation of diluted earnings per share by adding the shares of common stock that are potentially issuable upon conversion of all of our Old Debentures into our common stock using the “if converted” method, whether or not the Old Debentures may be converted pursuant to their terms. EITF 04-8 requires restatement of earnings per share using the if converted methodology for every reporting period since the Old Debentures were issued on September 11, 2001, regardless of whether the conditions permitting conversion of such debentures had been met.

Considering the conversion price of the Old Debentures and our historic stock prices, if the exchange offer is not completed prior to the effective date of EITF 04-8 (the end of third fiscal quarter January 28, 2005), our restated diluted earnings per share will be calculated under the terms of the Old Debentures, which will result in lower diluted earnings per share of approximately 1.1% for the six months ended October 29, 2004 and 1.9% for our fiscal year ended April 30, 2004.	EITF 90-19 and EITF 04-8 require us to use the treasury stock equivalent method to calculate diluted earnings per share, as if the New Debentures were outstanding since September 11, 2001, the date the Old Debentures were issued. The treasury stock method requires us to include in our calculation of diluted earnings per share shares issuable if the New Debentures were to be converted at the end of the reporting period in which they were outstanding. Under the treasury stock method, the number of shares of our common stock deemed to be outstanding for the purpose of calculating diluted earnings per share will not be increased unless the New Debentures’ conversion value for the relevant accounting period exceeds their par value.

Assuming the exchange of substantially all of the Old Debentures for the New Debentures, our diluted earnings per share would not have been materially different than the reported amount for the six months ended October 29, 2004 and for our fiscal year 2004.

Assuming the exchange of substantially all of the Old Debentures for the New Debentures, in future reporting periods we expect our earnings per share will be higher than had we not undertaken the exchange offer because fewer shares will be included in the calculation.

Risks associated with the New Debentures	In general, the risks associated with the Old Debentures and the New Debentures are the same.	In general, the risks associated with the Old Debentures and the New Debentures are the same. See the section entitled “Risk Factors — Risks Related to the New Debentures.” As a result of the cash settlement feature of the New Debentures, holders of New Debentures may face additional

Old Debentures	New Debentures

risk that we may not have sufficient funds or be able to arrange for additional financing to pay the interest or principal on the New Debentures or to repurchase New Debentures if required by the holders pursuant to the indenture. Also, there is currently no public market for the New Debentures and we cannot assure you that an active trading market for the New Debentures will develop or be sustained. See the section entitled “Risk Factors — Risks Related to the New Debentures.”

SUMMARY OF NEW DEBENTURES

      The following is a brief summary of some of the terms of the New Debentures. For a more complete description of the terms of the New Debentures, see “Description of the New Debentures.”

Issuer	Medtronic, Inc.

New Debentures Offered	Up to $1,973,146,000 aggregate principal amount of 1.25% Contingent Convertible Debentures, Series B due 2021.

Maturity Date	September 15, 2021.

Ranking	The New Debentures will be our senior unsecured obligations and will rank equal in right of payment with all of our existing and future senior unsecured indebtedness.

Interest Payment Dates	March 15 and September 15, beginning March 15, 2005.

Interest Rate of New Debentures	1.25% per annum.

Contingent Interest	The interest rate on the New Debentures will change to the Reset Rate for any of the six-month periods commencing on September 15, 2006, 2008, 2011 and 2016, each of which we refer to as a “Reset Rate Determination Date,” if the sale price of our common stock for any 20 out of the last 30 trading days ending three days prior to the Reset Rate Determination Date is less than or equal to 50% of the conversion price of the New Debentures in effect for each of those 20 trading days (the “Trading Price Condition”).

Following a change in the Reset Rate, the interest rate on the New Debentures will remain the Reset Rate until the first day of the first subsequent six-month period for which the Trading Price Condition is not satisfied, at which time the interest rate on the New Debentures will revert to 1.25% per annum and will remain at such rate unless and until the Trading Price Condition is satisfied for a six-month period commencing on a subsequent Reset Rate Determination Date.

If the Reset Rate is in effect for a particular six-month period, we will pay cash interest at an annualized rate equal to the Reset Rate for that six-month period.

The “Reset Rate” determined as of each Reset Rate Determination Date will be equal to the rate that would, in the sole judgment of the Reset Rate Agent appointed by us pursuant to the indenture (the “Reset Rate Agent”), result in a trading price of par of a hypothetical issue of our senior, nonconvertible, noncontingent, fixed rate debt securities with:

• a final maturity corresponding to the next date on which the holders of the New Debentures may require us to repurchase the New Debentures;

• an aggregate principal amount equal to the principal amount of the New Debentures then outstanding; and

• covenants and other provisions that are, insofar as would be practicable for an issue of senior, nonconvertible, noncontingent, fixed rate debt securities, substantially identical to those of the New Debentures, but that are not subject to repurchase by Medtronic at the option of the holder.

In no case, however, will the Reset Rate ever be greater than 12% or less than 1.50%. Also, if the Reset Rate Agent has not established the Reset Rate for the applicable six-month period, or if the Reset Rate Agent determines in its sole judgment that there is no suitable reference rate from which the Reset Rate may be determined, the Reset Rate for that period will be the Reset Rate most recently determined (except if there is no Reset Rate most recently determined, in which case the Reset Rate shall be a rate reasonably determined by us to reflect current market conditions), such Reset Rate to remain in effect until the Reset Rate Agent determines that there is a suitable reference rate at which time the Reset Rate Agent shall determine a new Reset Rate.

Conversion Rights	Holders may convert their New Debentures prior to stated maturity under any of the following circumstances:

• during any fiscal quarter or, commencing on August 2, 2021, on any business day, if the sale price of our common stock is above 110% of the conversion price for at least (a) 20 trading days in the 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter or (b) after July 30, 2021, one trading day;

• subject to certain exceptions, during the five business day period after any ten consecutive trading day period in which the trading price of the New Debentures for each day of such period was less than 95% of the trading price conversion value as of such day (as described herein);

• if we have called those New Debentures for redemption; or

• upon the occurrence of specified corporate transactions described under “Description of the New Debentures— Conversion Rights.”

Subject to certain exceptions, upon conversion, holders may initially convert any outstanding New Debentures into cash and shares of our common stock, if any, at a conversion rate equivalent to 16.1796 shares of common stock per $1,000 principal amount of New Debentures, subject to adjustment as described below. Subject to certain exceptions, once New Debentures are tendered for conversion, the value (the “conversion value”) of the cash and shares of our common stock, if any, to be received by a holder converting $1,000 principal amount of the New Debentures will be determined by multiplying the applicable conversion rate by the five trading day average sale price of our common stock beginning on the second trading day immediately following the day on which the New Debentures are submitted for conversion. We will deliver the conversion value to holders as follows: (1) an amount in cash (the “principal return”) equal to the lesser of (a) the aggregate conversion value of the New Debentures to be converted and (b) the aggregate principal amount of the New Debentures to be converted, (2) if the aggregate conversion value of the New Debentures to be converted is greater than the principal return, an amount in whole shares (the “net shares”), determined as set forth below, equal to such aggregate conversion value less the principal return (the “net share amount”), and (3) an amount in cash in lieu of any fractional shares of common stock.

The number of net shares to be paid will be determined by dividing the net share amount by the five trading day average sale price of our common stock beginning on the second trading day immediately following the day on which the New Debentures are submitted for conversion.

We will pay the principal return and cash in lieu of fractional shares and deliver the net shares, if any, as promptly as practicable after determination of the net share amount, but in no event later than three business days thereafter.

Sinking Fund	None.

United States Federal Income Tax Consequences	The New Debentures should continue to be subject to the same rules governing contingent payment debt instruments as were applicable to the Old Debentures. Among other things, pursuant to those regulations, a U.S. holder of the New Debentures should be required to accrue interest in income on the New Debentures using the same comparable yield and projected payment schedule as the Old Debentures, regardless of whether the U.S. holder uses the cash or accrual method of accounting. See the Subsection entitled “Tax Treatment of New Debentures” in the “Material United States Federal Income Tax Considerations” section.

Optional Redemption by Us	We may redeem, in cash, some or all of the New Debentures at any time on or after September 15, 2006, for a price equal to the redemption prices set forth herein, plus accrued and unpaid interest, including contingent interest, if any, on such redemption date. We may not redeem the New Debentures prior to September 15,

2006. See “Description of New Debentures—Optional Redemption by Us.”

Repurchase Rights of the Holder	Each holder of the New Debentures may require us to repurchase all or a portion of such holder’s New Debentures on September 15, 2006, 2008, 2011 and 2015, at a price equal to the principal amount thereof, plus accrued and unpaid interest, including contingent interest, if any, on such repurchase date. We will pay the repurchase price on any of the four specified dates solely in cash.

Change of Control	Upon a change of control of Medtronic, you may require us, subject to certain conditions, to repurchase all or a portion of your New Debentures. We will pay a repurchase price equal to the principal amount of such New Debentures, plus any accrued and unpaid interest, including contingent interest, if any, to the repurchase date. We will pay the repurchase price solely in cash.

Events of Default	If there is an event of default on the New Debentures, the principal amount of the New Debentures, plus accrued and unpaid interest, including contingent interest, if any, may be declared immediately due and payable. These amounts automatically become due and payable in specified circumstances described under “Description of the New Debentures— Events of Default.”

Form, Denomination and Registration	The New Debentures will be issued in fully registered form. The New Debentures will be issued in denominations of $1,000 and whole multiples thereof. The New Debentures will be represented by one or more global New Debentures, deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., DTC’s nominee. Beneficial interests in the global New Debentures will be shown on, and any transfers will be effected only through, records maintained by DTC and its participants, including Euroclear and Clearstream. See “Description of the New Debentures— Form, Denomination and Registration.”

NYSE Symbol for our Common Stock	Our common stock is traded on the New York Stock Exchange under the symbol “MDT.” See “Description of Capital Stock.”

RISK FACTORS

      Prospective investors should carefully consider the following information in addition to the other information contained in this prospectus and the documents incorporated by reference into this prospectus before exchanging Old Debentures for New Debentures. The risks and uncertainties described below are not the only ones we face. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially adversely affected. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, the risk factors set forth below.

Risks Related to Our Business

      Our business is affected by many factors that may cause our results in the future to differ, possibly materially, from our current expectations or forecasts. See “Cautionary Factors That May Affect Results” above for a description of some of these factors and for a cautionary note regarding forward-looking statements and your reliance on them. A number of the factors that may affect our future results are also discussed in our most recent Annual Report on Form 10-K, which is incorporated by reference into this prospectus, in particular in the sections captioned “Business,” “Legal Proceedings” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Risks Related to the New Debentures

 In general, the risks associated with the Old Debentures and the New Debentures are the same.

We may not have the funds necessary to purchase the New Debentures at the option of the holders or upon a change of control.

      On September 15, 2006, 2008, 2011 and 2016, and upon the occurrence of a change of control, you may require us to repurchase your New Debentures, as described herein. Unlike the Old Debentures which were convertible solely into shares of our common stock, the New Debentures are convertible into cash equal to the lesser of the aggregate conversion value and the aggregate principal amount and the net shares, if any. Our ability to repurchase the New Debentures for cash may be limited by restrictions on the ability of Medtronic to obtain funds for such repurchase through dividends from its subsidiaries. In addition, the occurrence of a change of control could cause an event of default under or be prohibited or limited by the terms of our other senior debt. We cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the purchase price in cash for all the New Debentures that might be delivered by holders of New Debentures seeking to exercise the repurchase right.

A downgrade, suspension or withdrawal of the rating assigned by a rating agency to the New Debentures, if any, could cause the liquidity or market value of the New Debentures to decline significantly.

      There can be no assurance that any rating will be assigned to the New Debentures. Further, there can be no assurance that if a rating is assigned that such rating will remain for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if in that rating agency’s judgment future circumstances relating to the basis of the rating, such as adverse changes in our business, so warrant.

There may be no public market for the New Debentures, and there may be restrictions on resale of the New Debentures.

      Prior to this offering, there has been no trading market for the New Debentures. We cannot be sure that any market for the New Debentures will develop, or if one does develop, that it will be maintained. If an active market for the New Debentures fails to develop or be sustained, the trading price of the New Debentures could decline. We do not intend to apply for listing of the New Debentures on any securities exchange or any automated quotation system.

The conditional conversion feature of the New Debentures could result in you receiving less than the value of the shares into which the New Debentures are convertible.

      The New Debentures are convertible into shares only if specified conditions are met. If the specified conditions for conversion are not met, you will not be able to convert your debentures, and you may not be able to receive the value of the shares into which the New Debentures would otherwise be convertible.

The change of control purchase feature may delay or prevent an otherwise beneficial takeover attempt of our company.

      The terms of the New Debentures require us to purchase the New Debentures for cash in the event of specific kinds of change in control events. A takeover of our company would trigger the requirement that we purchase the New Debentures. This may have the effect of delaying or preventing a takeover of our company that would otherwise be beneficial to investors.

Upon conversion, holders of the New Debentures will receive the principal return in cash but may not receive any shares of our common stock or fewer shares of common stock relative to the conversion value of the New Debentures.

      We will satisfy our conversion obligation to holders by paying the principal return of New Debentures to be converted in cash and by issuing shares of common stock in satisfaction of the conversion value in excess of the principal return, if any. Accordingly, upon conversion of a New Debenture, holders may not receive any shares of our common stock, and they will receive fewer shares of common stock relative to the conversion value of their New Debentures.

Upon conversion of the New Debentures, you may receive less proceeds than expected because the value of our common stock may decline between the day that you exercise your conversion right and the day the conversion value of your New Debentures is determined.

      The conversion value that you will receive upon conversion of your New Debentures is determined by the average of the sale price of our common stock on New York Stock Exchange for five consecutive trading days beginning on the second trading day immediately following the day you deliver your conversion notice to the conversion agent. If the price of our common stock decreases after we receive your notice of conversion and prior to the end of the applicable five trading day period, the conversion value you receive will be adversely affected.

We expect that the trading value of the New Debentures may be significantly affected by the price of our common stock.

      The market price of the New Debentures may be significantly affected by the market price of our common stock. This may result in greater volatility in the trading value of the New Debentures than would be expected for nonconvertible debt securities we issue. For a discussion of the factors that may result in volatility in the market price of our common stock, see “—Risks Related to Our Business.”

Risks Related to the Exchange Offer

If you do not exchange your Old Debentures, the Old Debentures you retain may become less liquid as a result of the exchange offer.

      If a significant number of Old Debentures are exchanged in the exchange offer, the liquidity of the trading market for the Old Debentures, if any, after the completion of the exchange offer may be substantially reduced. Any Old Debentures exchanged will reduce the aggregate number of Old Debentures outstanding. As a result, the Old Debentures may trade at a discount to the price at which they would trade if the transactions contemplated by this prospectus were not consummated, subject to prevailing interest rates, the market for similar securities and other factors. We cannot assure you that an active market in the Old Debentures will exist or be maintained and we cannot assure you as to the prices at which the Old Debentures may be traded.

The United States federal income tax consequences of the exchange offer are unclear.

      The exchange of New Debentures for Old Debentures should not constitute a significant modification of the Old Debentures for United States federal income tax purposes, and New Debentures should be treated as a continuation of the Old Debentures. Consistent with this position, except with respect to the exchange fee, there should be no United States federal income tax consequences to a U.S. Holder (defined in “Material United States Federal Income Tax Considerations” below) who exchanges Old Debentures for New Debentures pursuant to the exchange offer. However, the United States federal income tax consequences are unclear and could be challenged by the IRS. U.S. holders should consult their tax advisors. If, contrary to our position, the exchange of New Debentures for the Old Debentures constitutes a significant modification of the Old Debentures, the exchange of an Old Debenture for a New Debenture would be treated as an exchange for United States federal income tax purposes possibly resulting in the recognition of gain taxable as ordinary income. In addition, in this case, the New Debentures would be treated as newly issued securities and the tax rules applicable to the New Debentures may materially differ from the tax rules applicable to the Old Debentures. The receipt of the exchange fee by non-U.S. holders (as defined in “Material United States Federal Income Tax Considerations” below) participating in the exchange offer may be subject to United States federal withholding tax.

Old Debentures that are not exchanged for New Debentures will cause additional dilution to earnings per share for all past and future periods they remain outstanding.

      To the extent that Old Debentures are not exchanged for New Debentures and remain outstanding, the common stock issuable upon the conversion of the Old Debentures must be included in the calculation of diluted earnings per share and will cause additional dilution. For each $1,000 in principal of our Old Debentures not exchanged as of January 28, 2005, we will need to add 16.1796 shares to diluted shares outstanding for future reporting periods and will be required to retroactively restate all prior reporting periods for this impact.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

      You should read the selected consolidated financial data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, incorporated by reference to our Annual Report on Form 10-K for the year ended April 30, 2004 and our Quarterly Reports on Form 10-Q for the periods ended October 29, 2004 and October 24, 2003. Selected consolidated financial data for the fiscal years 2004, 2003, 2002, 2001 and 2000 are derived from audited financial statements as included in our Annual Reports on Form 10-K for those years. The financial data as of and for the six months ended October 29, 2004 and October 24, 2003, have been derived from unaudited financial statements for those periods that have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information, and in our opinion, reflect all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of our results of operations and financial position. The book value per common share outstanding as of October 29, 2004 was $8.20.

	Fiscal Year Ended					Six Months Ended

	April 30,	April 25,	April 26,	April 27,	April 30,	October 29,	October 24,
	2004	2003	2002	2001	2000	2004	2003

						(unaudited)
Statements of Consolidated Earnings Data: (in millions, except per share data)
Net sales	$9,087.2	$7,665.2	$6,410.8	$5,551.8	$5,016.3	$4,745.9	$4,228.0
Costs and expenses:
Cost of products sold	2,252.9	1,890.3	1,652.7	1,410.6	1,265.8	1,135.1	1,050.0
Research and development expense	851.5	749.4	646.3	577.6	488.2	462.4	400.3
Selling, general and administrative expense	2,801.4	2,371.9	1,962.8	1,685.2	1,578.8	1,541.7	1,317.2
Purchased in-process research and development	41.1	114.2	293.0	—	—	—	1.9
Special charges	(4.8)	2.5	290.8	338.8	13.8	—	(4.8)
Other (income)/expense, net	351.0	188.4	34.4	64.4	70.6	117.5	136.0
Interest (income)/expense, net	(2.8)	7.2	6.6	(74.2)	(15.7)	(11.4)	2.5

Total costs and expenses	6,290.3	5,323.9	4,886.6	4,002.4	3,401.5	3,245.3	2,903.1

Earnings before income taxes	2,796.9	2,341.3	1,524.2	1,549.4	1,614.8	1,500.6	1,324.9
Provision for income taxes	837.6	741.5	540.2	503.4	530.6	435.2	398.4

Net earnings	$1,959.3	$1,599.8	$984.0	$1,046.0	$1,084.2	$1,065.4	$926.5

Earnings per share:
Basic	$1.61	$1.31	$0.81	$0.87	$0.91	$0.88	$0.76

Diluted	$1.60	$1.30	$0.80	$0.85	$0.89	$0.87	$0.75

Weighted average shares outstanding:
Basic	1,213.7	1,217.5	1,211.6	1,203.0	1,194.7	1,209.3	1,216.0
Diluted	1,225.2	1,227.9	1,224.4	1,226.0	1,223.4	1,220.5	1,228.7

	As of					As of

	April 30,	April 25,	April 26,	April 27,	April 30,	October 29,	October 24,
	2004	2003	2002	2001	2000	2004	2003

						(unaudited)
Consolidated Balance Sheet Data: (in millions)
Current assets	$5,312.7	$4,690.2	$3,488.0	$3,756.8	$3,036.3	$6,369.6	$4,393.0
Current liabilities	4,240.6	1,898.0	3,984.9	1,359.3	994.4	2,487.6	3,947.0
Non-current assets	8,798.1	7,715.3	7,416.5	3,282.1	2,657.8	8,810.7	8,508.1
Non-current liabilities	793.2	2,601.1	488.5	170.1	187.2	2,767.4	652.2
Total stockholders’ equity	9,077.0	7,906.4	6,431.1	5,509.5	4,512.5	9,925.3	8,301.9

RATIO OF EARNINGS TO FIXED CHARGES

      The ratio of earnings to fixed charges for the fiscal years ended April 30, 2004, April 25, 2003, April 26, 2002, April 27, 2001, April 30, 2000 was computed based on Medtronic’s historical consolidated financial information included in Medtronic’s most recent Annual Report incorporated by reference on Form 10-K. The ratio of earnings to fixed charges for the six-months October 29, 2004 was computed based on Medtronic’s historical consolidated financial information included in Medtronic’s most recent Quarterly Report incorporated by reference on Form 10-Q.

	Six Months
	Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	October 29,	April 30,	April 25,	April 26,	April 27,	April 30,
	2004	2004	2003	2002	2001	2000

Ratio of earnings to fixed charges	40.4	37.1	36.4	17.3	43.3	56.6

PRICE RANGE OF OUR COMMON STOCK

      Our common stock is traded on New York Stock Exchange, Inc. under the symbol “MDT.” Set forth below are the high and low closing sales prices for our common stock, as reported on The New York Stock Exchange, for the quarterly periods listed below.

	High	Low

Fiscal Year Ending April 29, 2005
3rd Quarter (through December 13, 2004)	$53.28	$47.01
2nd Quarter	53.19	48.55
1st Quarter	51.25	46.40
Fiscal Year Ended on April 30, 2004
4th Quarter	$52.00	$46.50
3rd Quarter	49.41	43.36
2nd Quarter	52.65	44.27
1st Quarter	50.64	46.45
Fiscal Year Ended on April 25, 2003
4th Quarter	$48.35	$43.10
3rd Quarter	48.95	44.55
2nd Quarter	45.59	37.71
1st Quarter	47.45	33.74
Fiscal Year Ended on April 26, 2002
4th Quarter	$49.46	$43.81
3rd Quarter	51.24	39.71
2nd Quarter	48.38	38.99
1st Quarter	48.59	41.76

DIVIDEND POLICY

      Dividends paid to shareholders totaled $202.5 million for the first six months of fiscal year 2005, and $351.5 million and $304.2 million in fiscal years 2004 and 2003, respectively. The regular quarterly cash dividend was 8.38 cents per share for the first two quarters of fiscal year 2005, 7.25 cents per share for fiscal year 2004, 6.25 cents per share for fiscal year 2003. The payment of future dividends is subject to the discretion of our board of directors which will consider, among other factors, our operating results, overall financial condition and capital requirements, as well as general business conditions.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

      The purpose of the exchange offer is to exchange New Debentures for Old Debentures with certain different terms. The Financial Accounting Standards Board’s adoption of EITF 04-8, which is effective for reporting periods ending after December 15, 2004, changes the accounting rules applicable to the Old Debentures. The change to the applicable accounting rules would require us to include the common stock issuable upon conversion of the Old Debentures in our diluted shares outstanding for purposes of calculating our diluted earnings per share.

      The terms of the New Debentures are similar to the terms of the Old Debentures, except the New Debentures will have a net share settlement feature requiring us to settle all conversions for a combination of cash and shares of common stock, if any, in lieu of only shares and the New Debentures will require us to pay only cash (in lieu of shares of common stock or a combination of cash and shares) when we repurchase the New Debentures at the holders’ option or in connection with a change of control. As a result of these changes, under the applicable accounting rules, we will include in diluted shares outstanding only the number of shares issuable based upon the excess of the New Debentures’ conversion value, using the average share price for the accounting period, over their par value. Assuming the exchange of substantially all of the Old Debentures for the New Debentures, our diluted earnings per share would not have been materially different for the six months ended October 29, 2004 and for our fiscal year ended April 30, 2004. If none of the Old Debentures are exchanged for the New Debentures, our diluted earnings per share for the six months ended October 29, 2004 would have been $0.86 rather than $0.87 as reported and our diluted earnings per share for the fiscal year ended April 30, 2004 would have been $1.57 rather than $1.60 as reported. Assuming the exchange of substantially all of the Old Debentures for the New Debentures, in future reporting periods we expect our earnings per share will be higher than had we not undertaken the exchange offer because fewer shares will be included in the calculation. For a more detailed description of these changes, see “Material Differences Between the Old Debentures and the New Debentures.”

Securities Subject to the Exchange Offer

      We are offering, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, to exchange $1,000 principal amount of New Debentures, and an exchange fee of $2.50 per $1,000 principal amount of New Debentures, for each $1,000 principal amount of validly tendered and accepted Old Debentures. We are offering to exchange all of the Old Debentures. However, the exchange offer is subject to the conditions described in this prospectus and the accompanying letter of transmittal.

Deciding Whether to Participate in the Exchange Offer

      Neither our directors nor officers make any recommendation to the holders of Old Debentures as to whether or not to tender all or any portion of your Old Debentures. In addition, we have not authorized anyone to make any such recommendation. You should make your own decision whether to tender your Old Debentures and, if so, the amount of Old Debentures to tender.

Conditions to the Exchange Offer

      Notwithstanding any other provisions of the exchange offer, we will not be required to accept for exchange any Old Debentures tendered, and we may terminate or amend this offer if the registration statement and any post-effective amendment to the registration statement covering the New Debentures is not effective under the Securities Act, or if any of the following conditions to the exchange offer are not satisfied, or are reasonably determined by us not to be satisfied, and, in our reasonable judgment and regardless of the circumstances giving rise to the failure of the condition, the failure of the condition makes it inadvisable to proceed with the offer or with the acceptance for exchange or exchange and issuance of the New Debentures:

(i) No action or event shall have occurred, failed to occur or been threatened, no action shall have been taken, and no statute, rule, regulation, judgment, order, stay, decree or injunction shall have been promulgated, enacted, entered, enforced or deemed applicable to the exchange offer, by or before any court or governmental, regulatory or administrative agency, authority or tribunal, which either:

•	challenges the making of the exchange offer or the exchange of Old Debentures under the exchange offer or might, directly or indirectly, prohibit, prevent, restrict or delay consummation of, or might otherwise adversely affect in any material manner, the exchange offer or the exchange of Old Debentures under the exchange offer, or

•	in our reasonable judgment, could materially adversely affect our business, condition (financial or otherwise), income, operations, properties, assets, liabilities or prospects or would be material to holders of Old Debentures in deciding whether to accept the exchange offer.

(ii) (a) Trading generally shall not have been suspended or materially limited on or by, as the case may be, either of The New York Stock Exchange or the Nasdaq National Market; (b) there shall not have been any suspension or limitation of trading of any securities of Medtronic on any exchange or in the over-the-counter market; (c) no general banking moratorium shall have been declared by federal or New York authorities; or (d) there shall not have occurred any outbreak or escalation of major hostilities in which the United States is involved, any declaration of war by Congress or any other substantial national or international calamity or emergency if the effect of any such outbreak, escalation, declaration, calamity or emergency has a reasonable likelihood to make it impractical or inadvisable to proceed with completion of the exchange offer.

(iii) The trustee with respect to the Old Debentures shall not have objected in any respect to, or taken any action that could in our reasonable judgment adversely affect the consummation of the exchange offer, the exchange of Old Debentures under the exchange offer, nor shall the trustee or any holder of Old Debentures have taken any action that challenges the validity or effectiveness of the procedures used by us in making the exchange offer or the exchange of the Old Debentures under the exchange offer.

      All of the foregoing enumerated conditions are for the sole benefit of us and may be waived by us, in whole or in part, in our sole reasonable discretion. Any determination that we make concerning an event, development or circumstance described or referred to above shall be conclusive and binding.

      If any of the foregoing conditions are not satisfied, we may, at any time before the expiration of the exchange offer:

(a) terminate the exchange offer and return all tendered Old Debentures to the holders thereof;

(b) modify, extend or otherwise amend the exchange offer and retain all tendered Old Debentures until the expiration date, as may be extended, subject, however, to the withdrawal rights of holders (see “—Expiration Date; Extensions; Amendments” and “—Proper Execution and Delivery of Letter of Transmittal— Withdrawal of Tenders” below); or

(c) waive the unsatisfied conditions and accept all Old Debentures tendered and not previously withdrawn.

      Except for the requirements of applicable United States federal and state securities laws, we know of no federal or state regulatory requirements to be complied with or approvals to be obtained by us in connection with the exchange offer which, if not complied with or obtained, would have a material adverse effect on us or the exchange offer. In the event that we make material changes to the exchange offer, we may be required to file an amendment to the registration statement.

Expiration Date; Extensions; Amendments

      For purposes of the exchange offer, the term “expiration date” shall mean midnight, New York City time, on January 12, 2005, subject to our right to extend such date and time for the exchange offer in our sole discretion, in which case, the expiration date shall mean the latest date and time to which the exchange offer is extended.

      We reserve the right, in our sole discretion, to (1) extend the exchange offer, (2) terminate the exchange offer upon failure to satisfy any of the conditions listed above or (3) amend the exchange offer, by giving oral (promptly confirmed in writing) or written notice of such delay, extension, termination or amendment to the exchange agent. Any such extension, termination or amendment will be followed promptly by a public announcement thereof which, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. We will have no other obligation to publish, advertise or otherwise communicate any such public announcement other than by making a timely release to any appropriate news agency, including Bloomberg Business News and the Dow Jones News Service.

      If we consider an amendment to the exchange offer to be material, or if we waive a material condition of the exchange offer, we will promptly disclose the amendment or waiver in a prospectus supplement, and if required by law, we will extend the exchange offer for a period of no less than five business days, although the period may be as long as 10 or 20 business days. Any change in the consideration offered to holders of Old Debentures in the exchange offer shall be paid to all holders whose Old Debentures have previously been tendered pursuant to the exchange offer.

Effect of Tender

      Any valid tender by a holder of Old Debentures that is not validly withdrawn prior to the expiration date of the exchange offer will constitute a binding agreement between that holder and us upon the terms and subject to the conditions of the exchange offer set forth in this prospectus and the accompanying letter of transmittal. The acceptance of the exchange offer by a tendering holder of Old Debentures will constitute the agreement by that holder to deliver good and marketable title to the tendered Old Debentures, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind.

Absence of Dissenters’ Rights

      Holders of Old Debentures do not have any appraisal or dissenters’ rights under applicable law in connection with the exchange offer.

Acceptance of Old Debentures for Exchange

      The New Debentures will be delivered in book-entry form on the settlement date which we anticipate will be promptly following the expiration date of the exchange offer, after giving effect to any extensions.

      We will be deemed to have accepted validly tendered Old Debentures when, and if, we have given oral (promptly confirmed in writing) or written notice thereof to the exchange agent. Subject to the terms and conditions of the exchange offer, the issuance of New Debentures will be recorded in book-entry form by the exchange agent on the exchange date upon receipt of such notice. The exchange agent will act as agent for tendering holders of the Old Debentures for the purpose of receiving book-entry transfers of Old Debentures in the exchange agent’s account at DTC. If any validly tendered Old Debentures are not accepted for any reason set forth in the terms and conditions of the exchange offer, including if Old Debentures are validly withdrawn, such withdrawn Old Debentures will be returned without expense to the tendering holder or such Old Debentures will be credited to an account maintained at DTC designated by the DTC participant who so delivered such Old Debentures, in either case, promptly after the expiration or termination of the exchange offer.

Procedures for Exchange

      If you hold Old Debentures that you wish to exchange for New Debentures, you must validly tender, or cause the valid tender of, your Old Debentures using the procedures described in this prospectus and in the accompanying letter of transmittal.

      Only registered holders of Old Debentures are authorized to tender the Old Debentures. The procedures by which you may tender or cause to be tendered Old Debentures will depend upon the manner in which the Old Debentures are held, as described below.

Tender of Old Debentures Held Through a Nominee

      If you are a beneficial owner of Old Debentures that are held through a custodian bank, depositary, broker, trust company or other nominee, and you wish to tender Old Debentures in the exchange offer, you should contact your nominee promptly and instruct it to tender the Old Debentures on your behalf using one of the procedures described below.

Tender of Old Debentures Through DTC

      Pursuant to authority granted by DTC, if you are a DTC participant that has Old Debentures credited to your DTC account and thereby held of record by DTC’s nominee, you may directly tender your Old Debentures as if you were the record holder. Because of this, references herein to registered or record holders include DTC participants with Old Debentures credited to their accounts. If you are not a DTC participant, you may tender your Old Debentures by book-entry transfer by contacting your broker or opening an account with a DTC participant. Within two business days after the date of this prospectus, the exchange agent will establish accounts with respect to the Old Debentures at DTC for purposes of the exchange offer.

      Any DTC participant may tender Old Debentures by:

(a) effecting a book-entry transfer of the Old Debentures to be tendered in the exchange offer into the account of the exchange agent at DTC by electronically transmitting its acceptance of the exchange offer through DTC’s Automated Tender Offer Program, or ATOP, procedures for transfer; if ATOP procedures are followed, DTC will then verify the acceptance, execute a book-entry delivery to the exchange agent’s account at DTC and send an agent’s message to the exchange agent. An “agent’s message” is a message, transmitted by DTC to and received by the exchange agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgment from a DTC participant tendering Old Debentures that the participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce the agreement against the participant. DTC participants following this procedure should allow sufficient time for completion of the ATOP procedures prior to the expiration date of the exchange offer; or

(b) completing and signing the letter of transmittal according to the instructions and delivering it, together with any signature guarantees and other required documents, to the exchange agent at its address on the back cover page of this prospectus.

      With respect to option (a) above, the exchange agent and DTC have confirmed that the exchange offer is eligible for ATOP.

      The letter of transmittal (or facsimile thereof), with any required signature guarantees and other required documents, or (in the case of book-entry transfer) an agent’s message in lieu of the letter of transmittal, must be transmitted to and received by the exchange agent prior to the expiration date of the exchange offer at one of its addresses set forth on the back cover page of this prospectus. Delivery of such documents to DTC does not constitute delivery to the exchange agent.

Letter of Transmittal

      Subject to and effective upon the acceptance for exchange and exchange of New Debentures for Old Debentures tendered by a letter of transmittal, by executing and delivering a letter of transmittal (or agreeing to the terms of a letter of transmittal pursuant to an agent’s message), a tendering holder of Old Debentures:

•	irrevocably sells, assigns and transfers to or upon the order of Medtronic all right, title and interest in and to, and all claims in respect of or arising or having arisen as a result of the holder’s status as a holder of, the Old Debentures tendered thereby;

•	waives any and all rights with respect to the Old Debentures;

•	releases and discharges us, and the trustee with respect to the Old Debentures, from any and all claims such holder may have, now or in the future, arising out of or related to the Old Debentures, including, without limitation, any claims that such holder is entitled to participate in any redemption of the Old Debentures;

•	represents and warrants that the Old Debentures tendered were owned as of the date of tender, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind, other than restrictions imposed by applicable securities laws;

•	designates an account number of a DTC participant to which the New Debentures are to be credited; and

•	irrevocably appoints the exchange agent the true and lawful agent and attorney-in-fact of the holder with respect to any tendered Old Debentures, with full powers of substitution and revocation (such power of attorney being deemed to be an irrevocable power coupled with an interest) to cause the Old Debentures tendered to be assigned, transferred and exchanged in the exchange offer.

Proper Execution and Delivery of Letter of Transmittal

      If you wish to participate in the exchange offer, delivery of your Old Debentures, signature guarantees and other required documents is your responsibility. Delivery is not complete until the required items are actually received by the exchange agent. If you mail these items, we recommend that you (1) use registered mail with return receipt requested, properly insured, and (2) mail the required items sufficiently in advance of the expiration date with respect to the exchange offer to allow sufficient time to ensure timely delivery.

      Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or another “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act (an “Eligible Guarantor Institution”), unless the Old Debentures tendered pursuant thereto are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an Eligible Guarantor Institution.

Withdrawal of Tenders

      Tenders of Old Debentures in connection with the exchange offer may be withdrawn at any time prior to the expiration date of the exchange offer, as such date may be extended. Tenders of Old Debentures may not be withdrawn at any time after the expiration date unless tenders of Old Debentures are not accepted for payment after February 10, 2005, in which case, holders of Old Debentures may then withdraw their tenders.

      Beneficial owners desiring to withdraw Old Debentures previously tendered should contact the DTC participant through which such beneficial owners hold their Old Debentures. In order to withdraw Old Debentures previously tendered, a DTC participant may, prior to the expiration date of the exchange offer, withdraw its instruction previously transmitted through ATOP by (1) withdrawing its acceptance through ATOP or (2) delivering to the exchange agent by mail, hand delivery or facsimile transmission, notice of withdrawal of such instruction. The notice of withdrawal must contain the name and number of the DTC participant. The method of notification is at the risk and election of the beneficial owner and must be timely received by the exchange agent. Withdrawal of a prior instruction will be effective upon receipt of the notice of withdrawal by the exchange agent. A withdrawal of an instruction must be executed by a DTC participant in the same manner as such DTC participant’s name appears on its transmission through ATOP to which such withdrawal relates. A DTC participant may withdraw a tender only if such withdrawal complies with the provisions described in this paragraph.

      A written or facsimile transmission notice of withdrawal may also be received by the exchange agent at its address set forth on the back cover of this document. The withdrawal notice must:

•	specify the name of the person who tendered the Old Debentures to be withdrawn;

•	contain a description of the Old Debentures to be withdrawn, the certificate numbers shown on the particular certificates evidencing such Old Debentures (unless such Old Debentures were tendered by book-entry delivery), and the aggregate principal amount represented by such Old Debentures; and

•	be signed by the holder of such Old Debentures in the same manner as the original signature on the letter of transmittal (including any required signature guarantees) or be accompanied by evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of the Old Debentures.

      Withdrawals of tenders of Old Debentures may not be rescinded and any Old Debentures withdrawn will thereafter be deemed not validly tendered for purposes of the exchange offer. Properly withdrawn Old Debentures, however, may be retendered by following the procedures described above at any time prior to the expiration date of the exchange offer.

      All questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal will be determined by us, in our sole discretion (whose determination shall be final and binding). Neither we, the exchange agent, the information agent, the trustee nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Miscellaneous

      All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of Old Debentures in connection with the exchange offer will be determined by us, in our sole discretion, and our determination will be final and binding. We reserve the absolute right to reject any and all tenders not in proper form or the acceptance for exchange of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Old Debentures in the exchange offer, and the interpretation by us of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties, provided that we will not waive any condition to the offer with respect to an individual holder of Old Debentures unless we waive that condition for all such holders. None of Medtronic, the exchange agent, the information agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

      Tenders of Old Debentures involving any irregularities will not be deemed to have been made until such irregularities have been cured or waived. Old Debentures received by the exchange agent in connection with the exchange offer that are not validly tendered and as to which the irregularities have not been cured or waived will be returned by the exchange agent to the DTC participant who delivered such Old Debentures by crediting an account maintained at DTC designated by such DTC participant promptly after the expiration date of the exchange offer or the withdrawal or termination of the exchange offer.

Transfer Taxes

      We will pay all transfer taxes, if any, applicable to the transfer and exchange of Old Debentures to us in the exchange offer. If transfer taxes are imposed for any other reason, the amount of those transfer taxes, whether imposed on the registered holder or any other persons, will be payable by the tendering holder. Other reasons transfer taxes could be imposed include:

•	if New Debentures in book-entry form are to be registered in the name of any person other than the person signing the letter of transmittal; or

•	if tendered Old Debentures are registered in the name of any person other than the person signing the letter of transmittal.

      If satisfactory evidence of payment of or exemption from those transfer taxes is not submitted with the letter of transmittal, the amount of those transfer taxes will be billed directly to the tendering holder and/or withheld from any payments due with respect to the Old Debentures tendered by such holder.

Accounting Treatment

      As a result of the Financial Accounting Standards Board’s adoption of EITF 04-8, which is effective for the reporting periods ending after December 15, 2004, the accounting rules applicable to the Old Debentures will change. The change will require us to include the common stock issuable upon the conversion of the Old Debentures in our diluted shares outstanding for purposes of calculating diluted earnings per share.

      Upon conversion of the New Debentures, we will pay to the holder cash equal to the principal amount of the New Debentures being converted and issue to the holder only the number of shares of our common stock having an aggregate market value equal to the amount by which the then market price of our common stock exceeds the conversion price of the New Debentures. Under EITF 04-8 and EITF 90-19, we will include in diluted shares outstanding only the number of shares issuable based upon the excess of the New Debentures’ conversion value, using the average share price for the accounting period, over their par value.

      The exchange of the New Debentures for the Old Debentures will be accounted for as a modification under EITF 96-19 as the New Debentures are not considered substantially different than the Old Debentures and there is no gain or loss on the exchange. As a result, under the requirements of EITF 96-19, the only accounting impact to the Company will be the requirement to expense the estimated direct costs of the exchange offer of 1.2 million and amortize the exchange fee of approximately $5.0 million using the effective interest method.

Exchange Agent

      Wells Fargo Bank, National Association has been appointed the exchange agent for the exchange offer. Letters of transmittal and all correspondence in connection with the exchange offer should be sent or delivered by each holder of Old Debentures, or a beneficial owner’s custodian bank, depositary, broker, trust company or other nominee, to the exchange agent at the address set forth on the back cover page of this prospectus. We will pay the exchange agent $5,000 for its services and will reimburse it for its reasonable, out-of-pocket expenses in connection therewith.

Information Agent

      Global Bondholder Services Corporation has been appointed as the information agent for the exchange offer. Questions concerning tender procedures and requests for additional copies of this prospectus or the letter of transmittal should be directed to the information agent at the address and telephone numbers listed on the back cover of this prospectus. Holders of Old Debentures may also contact their commercial bank, broker, dealer, trust company, or other nominee for assistance concerning the exchange offer. We will pay the information agent $12,500 for its services and will reimburse it for its reasonable out-of-pocket expenses.

Financial Advisor

      Deutsche Bank Securities Inc. is acting as our financial advisor for the exchange offer. We will pay the financial advisor a fee for their services and will reimburse their reasonable out-of-pocket expenses, including attorneys’ fees. The financial advisor may hold Old Debentures for their own account and, in addition to their roles and compensation as financial advisor, will be permitted to participate in the exchange offer on the same terms as are offered to other holders of Old Debentures by this exchange offer.

Other Fees and Expenses

      Tendering holders of Old Debentures will not be required to pay any expenses of soliciting tenders in the exchange offer. However, if a tendering holder handles the transaction through its broker, dealer, commercial bank, trust company or other institution, such holder may be required to pay brokerage fees or commissions.

      The principal solicitation is being made by mail. However, additional solicitations may be made by telegraph, facsimile transmission, telephone or in person by the information agent, as well as by our officers and other employees.

      The expenses of soliciting tenders of Old Debentures will be borne by us. The total expense expected to be incurred by us in connection with the exchange offer is estimated to be approximately $1.2 million, excluding the exchange fee of $2.50 per $1,000 principal amount of New Debentures.

DESCRIPTION OF THE NEW DEBENTURES

      We will issue the New Debentures under an indenture to be dated as of January      , 2005, between us and Wells Fargo Bank, National Association, as trustee. Wells Fargo Bank, National Association, will also act as exchange agent for the New Debentures.

      The following description is only a summary of the material provisions of the New Debentures and the indenture. We urge you to read the indenture in its entirety because it, and not this description, defines your rights as holders of these New Debentures. The form of indenture and the form of certificate evidencing the New Debentures are being filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

      When we refer to “Medtronic,” “we,” “our,” or “us” in this Section, we refer only to Medtronic, Inc., a Minnesota corporation, and not its subsidiaries.

Brief Description of the New Debentures

      The New Debentures offered hereby will:

•	be limited to $1,973,146,000 in aggregate principal amount;

•	bear cash interest at a per annum rate of 1.25%, payable semi-annually in arrears on each March 15 and September 15, beginning March 15, 2005;

•	bear contingent cash interest in the circumstances described under “—Contingent Interest;”

•	be our general unsecured obligations, ranking equally with all of our other unsecured senior indebtedness and senior in right of payment to any subordinated indebtedness;

•	be convertible, subject to the conditions and during the periods described below, into a combination of cash and shares of our common stock, if any, as described below under “—Payment Upon Conversion” at an initial conversion rate equivalent to 16.1796 shares of common stock per $1,000 principal amount of New Debentures, which is based upon an initial conversion price equivalent to $61.81 per share, subject to adjustment as described under “—Conversion Rights;”

•	be redeemable at our option in whole or in part at any time on or after September 15, 2006 upon the terms set forth under “—Optional Redemption by Medtronic;”

•	be subject to repurchase by us at your option on September 15, 2006, 2008, 2011, and 2016 or upon a change of control, upon the terms and at the repurchase prices set forth below under “—Repurchase of New Debentures at the Option of Holders;” and

•	be due on September 15, 2021, unless earlier converted, redeemed by us at our option or repurchased by us at your option.

      The indenture does not contain any financial covenants and does not restrict us from paying dividends, incurring additional indebtedness or issuing or repurchasing our other securities. The indenture also does not protect you in the event of a highly leveraged transaction or a change of control of Medtronic, except to the extent described under “—Repurchase of New Debentures at the Option of Holders— Change of Control Put” below.

      Under the indenture, we will agree, and by acceptance of a beneficial interest in the New Debentures, each beneficial owner of the New Debentures will be deemed to have agreed, among other things, for United States federal income tax purposes, to treat the New Debentures as indebtedness that is subject to the regulations governing contingent payment debt instruments. However, the tax characterization of the New Debentures is uncertain and thus no assurance can be given that the IRS will not assert that the New Debentures should be treated differently. Such treatment could affect the amount, timing and character of income, gain or loss in respect of an investment in the New Debentures.

      No sinking fund is provided for the New Debentures. The New Debentures will not be subject to defeasance. The New Debentures will be issued only in registered form, without coupons, in denominations of $1,000 and any integral multiple of $1,000 above that amount. New Debentures will be evidenced by one or more global New Debentures, deposited with the trustee as custodian for DTC and registered in the name of Cede & Co. as DTC’s nominee. No service charge will be made for any registration of transfer or exchange of New Debentures, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

      You may present definitive New Debentures for conversion, registration of transfer and exchange, without service charge, at our office or agency in Minnesota which shall initially be the principal corporate trust office of the trustee, presently located at Sixth and Marquette,

N9303 110 MAC, Minneapolis, MN 55479. For information regarding conversion, registration of transfer and exchange of global New Debentures, see “—Form, Denomination and Registration.”

Interest

      The New Debentures will bear interest at a rate of 1.25% per annum from the most recent interest payment date to which interest has been paid on the Old Debentures. We will also pay contingent interest on the New Debentures in the circumstances described under “—Contingent Interest.” We will pay interest semi-annually in arrears on March 15 and September 15 of each year, beginning March 15, 2005, to the holders of record at the close of business on the preceding March 1 and September 1, respectively. There are two exceptions to the preceding sentence:

      In general, we will not pay accrued and unpaid interest on any New Debentures that are converted. See “—Conversion Rights.” Instead, accrued interest will be deemed paid by the consideration received by holders on conversion. If a holder of New Debentures converts after a record date for an interest payment, but prior to the corresponding interest payment date, the holder will receive on that interest payment date accrued and unpaid interest on those New Debentures, notwithstanding the holder’s conversion of those New Debentures prior to that interest payment date, because that holder will have been the holder of record on the corresponding record date. However, at the time that holder surrenders New Debentures for conversion, the holder must pay to us an amount equal to the interest that has accrued and that will be paid on the related interest payment date. The preceding sentence does not apply, however, to a holder that converts New Debentures that are called by us for redemption after a record date for an interest payment but prior to the corresponding interest payment date. Accordingly, if we elect to redeem New Debentures on a date that is after a record date but prior to the corresponding interest payment date, and prior to the redemption date a holder of New Debentures selected for redemption chooses to convert those New Debentures, the holder will not be required to pay us, at the time that holder surrenders those New Debentures for conversion, the amount of interest it will receive on the interest payment date.

      We will pay interest to a person other than the holder of record on the record date if we elect to redeem, or holders elect to require us to repurchase, the New Debentures on a date that is after a record date, but on or prior to the corresponding interest payment date. In this instance, we will pay accrued and unpaid interest on the New Debentures being repurchased to, but not including, the repurchase date to the same person to whom we will pay the principal of those New Debentures.

      Except as provided below, we will pay interest on:

•	global New Debentures to DTC in immediately available funds;

•	any definitive New Debentures having an aggregate principal amount of $5,000,000 or less by check mailed to the holders of those New Debentures; and

•	any definitive New Debentures having an aggregate principal amount of more than $5,000,000 by wire transfer in immediately available funds if requested by the holders of those New Debentures.

      At maturity we will pay interest on any definitive New Debentures at our office or agency in New York City, which initially will be the principal corporate trust office of the trustee presently located at 45 Broadway, 12th Floor, MAC N2666-120, New York, NY 10006.

      We will pay principal on:

•	global New Debentures to DTC in immediately available funds; and

•	any definitive New Debentures at our office or agency in New York City, which initially will be the office or agency of the trustee in New York City.

      Interest generally will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Contingent Interest

      The interest rate on the New Debentures will change to the Reset Rate for any of the six-month periods commencing on September 15, 2006, 2008, 2011 and 2016, each of which we refer to as a “Reset Rate Determination Date,” for which the sale price of our common stock for any 20 out of the last 30 trading days ending three days prior to the Reset Rate Determination Date is less than or equal to 50% of the conversion price of the New Debentures in effect for each of those 20 trading days (the “Trading Price Condition”).

      Following a change in the Reset Rate, the interest rate on the New Debentures will remain the Reset Rate until the first day of the first subsequent six-month period for which the Trading Price Condition is not satisfied, at which time the interest rate on the New Debentures will revert to 1.25% per annum and will remain at such rate unless and until the Trading Price Condition is satisfied for a six-month period commencing on a subsequent Reset Rate Determination Date.

      The “Reset Rate” determined as of each Reset Rate Determination Date will be equal to the rate that would, in the sole judgment of the Reset Rate Agent, result in a trading price of par of a hypothetical issue of our senior, nonconvertible, noncontingent, fixed rate debt securities with:

•	a final maturity corresponding to the next date on which the holders of the New Debentures may require us to repurchase the New Debentures;

•	an aggregate principal amount equal to the principal amount of the New Debentures; and

•	covenants and other provisions that are, insofar as would be practicable for an issue of our senior, nonconvertible, noncontingent, fixed-rate debt securities, substantially identical to those of the New Debentures, but which are not subject to repurchase by us at the option of the holder.

      In no case, however, will the Reset Rate ever be greater than 12% or less than 1.50%. Also, if the Reset Rate Agent has not established the Reset Rate for the applicable six-month period, or if the Reset Rate Agent determines in its sole judgment that there is no suitable reference rate from which the Reset Rate may be determined, the Reset Rate for that period will be the Reset Rate most recently determined (except if there is no Reset Rate most recently determined, in which case the Reset Rate shall be a rate reasonably determined by us to reflect current market conditions), such Reset Rate to remain in effect until the Reset Rate Agent shall determine a new Reset Rate.

      We will appoint a Reset Rate Agent, which will not be us or any of our affiliates or employees. For the determination of the Reset Rate, the Reset Rate Agent will seek indicative reference rates from three nationally recognized investment banks, and the Reset Rate will be the average of such three indicative reference rates, provided that if at least three such indicative reference rates cannot reasonably be obtained by the Reset Rate Agent, but two such indicative reference rates are obtained, then the average of the two indicative reference rates shall be used, and if only one such indicative reference rate can reasonably be obtained by the Reset Agent, this one indicative reference rate shall be used. The determination of any Reset Rate will be conclusive and binding upon the Reset Rate Agent, us , the trustee and the holders of the New Debentures, in the absence of manifest error. We may remove the Reset Rate Agent and appoint a successor Reset Rate Agent at any time.

      The “sale price” of our common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported on the New York Stock Exchange or, if our common stock is not listed on the New York Stock Exchange, then as reported on the principal United States securities exchange in which our common stock is traded or by the Nasdaq system, as the case may be.

      In the event contingent interest is payable, we will disseminate a press release through Dow Jones & Company, Inc. or Bloomberg Business News containing this information or publish the information on our Web site or through such other public medium as we may use at that time.

      We will pay contingent interest, if any, in the same manner as we will pay interest described above under “—Interest,” and your obligations in respect of the payment of contingent interest in connection with the conversion of any New Debentures will also be the same as described above under “—Interest.”

Conversion Rights

General

      You may convert any outstanding New Debentures (or portions of outstanding New Debentures) as described below into a combination of cash and shares of our common stock, if any, as described below under “—Payment Upon Conversion” at an initial conversion rate equivalent to 16.1796 shares of common stock per $1,000 principal amount of New Debentures (which is based upon an initial conversion price equivalent to $61.81 per share). The conversion price is subject to adjustment as described below. We will not issue any fractional shares of common stock, upon conversion of New Debentures. Instead, we will pay a cash adjustment based upon the sale price of our common stock on the business day immediately preceding the conversion date. You may convert New Debentures only in denominations of $1,000 and integral multiples of $1,000.

      You may surrender New Debentures for conversion into cash and shares of our common stock, if any, as described below under “—Payment Upon Conversion” prior to the stated maturity only under the following circumstances:

•	during any fiscal quarter or, commencing on August 2, 2021, on any business day, as described below, if the sale price of our common stock is above 110% of the conversion price for at least (a) 20 trading days in the 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter or (b) after July 30, 2021, one trading day;

•	subject to certain exceptions, during the five business day period after any ten consecutive trading day period in which the trading price of the New Debentures for each day of such period was less than 95% of the trading price conversion value as of such day, as described below;

•	if we have called the New Debentures for redemption; or

•	upon the occurrence of the specified corporate transactions discussed below.

      If you have exercised your right to require us to repurchase your New Debentures as described under “—Repurchase of New Debentures at the Option of Holders,” you may convert your New Debentures into cash and shares of our common stock, if any, as described below under “—Payment Upon Conversion” only if you withdraw your notice of exercise of your right to have us repurchase your New Debentures and convert your New Debentures prior to the close of business on the business day immediately preceding the applicable repurchase date.

Conversion Upon Satisfaction of Market Price Condition

      You may surrender any of your New Debentures for conversion into cash and shares of our common stock, if any, as described below under “—Payment Upon Conversion” prior to maturity during any fiscal quarter or, commencing on August 2, 2021, on any business day, if the sale price of our common stock is above 110% of the conversion price for at least (a) 20 trading days in the 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter or (b) after July 30, 2021 and prior to the date of conversion, one trading day.

      If the date of issuance for the New Debentures occurs during a fiscal quarter in which the Old Debentures are convertible into our common stock pursuant to the provision in the indenture governing the Old Debentures corresponding to the provision described in the preceding paragraph, then the New Debentures shall be convertible pursuant to such provision for the remainder of such fiscal quarter. If the date of issuance for the New Debentures occurs during the 30 consecutive trading day period ending on the last trading day of any fiscal quarter, each trading day occurring during such 30 trading day period and on or prior to the date of issuance for the New Debentures shall be considered in determining whether the condition for convertibility set forth in the preceding paragraph has been met.

Conversion Upon Satisfaction of Trading Price Condition

      You may surrender any of your New Debentures for conversion into cash and shares of our common stock, if any, as described below under “—Payment Upon Conversion” prior to maturity during the five business day period after any ten consecutive trading day period in which the trading price of the New Debentures (as determined following a request by a holder of the New Debentures in accordance with the procedures described below) for each day of such period was less than ninety-five percent (95%) of the trading price conversion value of the New Debentures as of such day; provided, however, that if on the date of any conversion pursuant to this condition, the sale price of our common stock is greater than the conversion price, then you will receive cash with a value equal to the principal amount of your New Debenture, plus any accrued and unpaid interest to the conversion date (“Principal Value Conversion”).

      If the New Debentures are issued during a period in which the Old Debentures are convertible into our common stock pursuant to the provision in the indenture governing the Old Debentures corresponding to the provision described in the preceding paragraph, then the New Debentures shall be convertible pursuant to the preceding paragraph for the remainder of the five business day period during which the Old Debentures would have been convertible had they not been exchanged for New Debentures. If the trading price per $1,000 principal amount of Old Debentures on the trading day prior to the day on which the New Debentures are issued (the “last original security measurement day”) was less than ninety-five percent (95%) of the trading price conversion value of the Old Debentures on such trading day, then the last original security measurement day, and any of the four previous trading days on which the trading price per $1,000 principal amount of Old Debentures was less than ninety-five percent (95%) of the trading price conversion value of the Old Debentures on such trading day, will be deemed to be trading days on which the trading price per $1,000 principal amount of the New Debentures was less than ninety-five percent (95%) of the trading price conversion value of the New Debentures on such trading day for purposes of determining whether the condition for convertibility set forth in the preceding paragraph has been met.

      The “trading price conversion value” of the New Debentures is equal to the product of the sale price of our common stock on a given day multiplied by the then current conversion rate, which is the number of shares of common stock into which each $1,000 principal amount of New Debentures is then convertible. The “trading price” of the New Debentures on any date of determination means the average of the secondary market bid quotations per New Debenture obtained by the calculation agent for $10,000,000 principal amount at maturity of the New Debentures at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select; provided, that if at least three such bids cannot reasonably be obtained by the calculation agent, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the calculation agent, this one bid shall be used. If the calculation agent cannot reasonably obtain at least one bid for $10,000,000 principal amount at maturity of the New Debentures from a nationally recognized securities dealer, or in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the New Debentures, then the trading price of the New Debentures will equal (a) the then-applicable conversion rate of the New Debentures multiplied by (b) the sale price of our common stock on such determination date.

Conversion Upon Notice of Redemption

      You may surrender for conversion any New Debentures we call for redemption at any time prior to the close of business on the day that is two business days prior to the redemption date, even if the New Debentures are not otherwise convertible at that time. If a holder already has delivered a purchase notice or a change of control purchase notice with respect to a New Debenture, however, the holder may not surrender that New Debenture for conversion until the holder has withdrawn the notice in accordance with the indenture.

Conversion Upon Specified Corporate Transactions

      Even if none of the other conditions described above have occurred, if:

•	we distribute to all holders of our common stock certain rights entitling them to purchase, for a period expiring within 60 days of the record date for such distribution, common stock at less than the sale price of the common stock on the business day immediately preceding the time of the announcement of such distribution, or

•	we elect to distribute to all holders of our common stock cash or other assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 15% of the sale price of the common stock on the day preceding the declaration date for the distribution, we must notify the holders of New Debentures at least 20 days prior to the ex-dividend date for the distribution. Once we have given that notice, holders may surrender their New Debentures for conversion at any time until the earlier of close of business on the business day prior to the ex-dividend date or our announcement that the distribution will not take place. In the case of a distribution, no adjustment to the ability of a holder of New Debentures to convert will be made if the holder will otherwise participate in the distribution without conversion.

      In addition, if we are a party to a consolidation, merger or binding share exchange pursuant to which our common stock would be converted into cash, securities or other property, a holder may surrender New Debentures for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual date of the transaction. If we are a party to a consolidation, merger or binding share exchange pursuant to which our common stock is converted into cash, securities or other property, then at the effective time of the transaction, the “conversion value” and the “net share amount” (each as defined below under “—Payment Upon Conversion”) per New Debenture will be determined based on the kind and amount of consideration that would have been received pursuant to such transaction by a holder of a number of shares of our common stock equal to the then applicable conversion rate. In addition, if holders convert their New Debentures following the effective date of such transaction, the net share amount will be paid in the same form of consideration received by holders of our common stock in such transaction. If the transaction also constitutes a “change of control,” as defined below, the holder can require us to repurchase all or a portion of its New Debentures as described under “—Repurchase of New Debentures at the Option of Holders— Change of Control Put.”

Conversion Procedures

      Except as provided below, if you convert your New Debentures into cash and shares of our common stock, if any, as described below under “—Payment Upon Conversion” on any day other than an interest payment date, you will not receive any interest that has accrued on those New Debentures since the prior interest payment date. By delivering to the holder cash payment and the number of shares, if any, issuable upon conversion, together with a cash payment in lieu of any fractional shares, if any, we will satisfy our obligation with respect to the New Debentures. Accrued and unpaid interest will be deemed to be paid in full rather than canceled, extinguished or forfeited.

      If you convert after a record date for an interest payment but prior to the corresponding interest payment date, you will receive on the interest payment date interest accrued on those New Debentures, notwithstanding the conversion of New Debentures prior to the interest payment date, because you will have been the holder of record on the corresponding record date. However, at the time you surrender any New Debentures for conversion, you must pay us an amount equal to the interest that has accrued and that will be paid on the New Debentures being converted on the interest payment date. The preceding sentence does not apply to New Debentures that are converted after being called by us for redemption after a record date for an interest payment but prior to the corresponding interest payment date. Accordingly, if we call your New Debentures for redemption on a date that is after a record date for an interest payment but prior to the corresponding interest payment date, and prior to the redemption date you choose to convert your New Debentures, you will not be required to pay us at the time you surrender your New Debentures for conversion the amount of interest on the New Debentures you will receive on the date that has been fixed for redemption.

      You will not be required to pay any taxes or duties relating to the issuance or delivery of our common stock, if any, if you exercise your conversion rights, but you will be required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of the common stock, if any, in a name other than your own. Certificates representing shares of common stock, if any, will be issued or delivered only after all applicable taxes and duties, if any, payable by you have been paid.

      To convert interests in a global New Debenture, you must deliver to DTC the appropriate instruction form for conversion pursuant to DTC’s conversion program. To convert a definitive New Debenture, you must:

•	complete the conversion notice on the back of the New Debentures (or a facsimile thereof);

•	deliver the completed conversion notice and the New Debentures to be converted to the specified office of the conversion agent;

•	pay all funds required, if any, relating to interest on the New Debentures to be converted to which you are not entitled, as described in the second preceding paragraph; and

•	pay all taxes or duties, if any, as described in the preceding paragraph.

      The conversion date will be the date on which all of the foregoing requirements have been satisfied. The New Debentures will be deemed to have been converted immediately prior to the close of business on the conversion date.

Conversion Price Adjustments

      We will adjust the initial conversion price for certain events, including:

•	issuances of our common stock as a dividend or distribution to all holders of our common stock;

•	certain subdivisions and combinations of our common stock;

•	issuances to all holders of our common stock of certain rights or warrants to purchase our common stock (or securities convertible into our common stock) at less than (or having a conversion price per share less than) the current market price of our common stock at the time of the announcement of such issuance, provided that no adjustment will be made if holders of the New Debentures may participate in the transaction on a basis and with notice that our board of directors determines to be fair and appropriate or in some other cases;

•	distributions to all holders of our common stock of shares of our capital stock (other than our common stock), evidences of our indebtedness or assets, including securities, but excluding:

•	the rights and warrants referred to in the immediately preceding bullet point,

•	any dividends and distributions in connection with a reclassification, change, consolidation, merger combination, sale or conveyance resulting in a change in the conversion consideration, or

•	any dividends or distributions paid exclusively in cash,

provided that no adjustment will be made if all holders of the New Debentures may participate in the transactions;

•	distributions consisting exclusively of cash to all holders of our common stock to the extent that those distributions, combined together with:

•	all other all-cash distributions made within the preceding 12 months for which no adjustment has been made, plus

•	any cash and the fair market value of other consideration paid for in any tender offers by us or any of our subsidiaries for our common stock expiring within the preceding 12 months for which no adjustment has been made, exceeds 15% of our market capitalization on the record date for that distribution; our “market capitalization” as of any date is the product of the sale price of our common stock on such date times the number of shares of our common stock then outstanding; and

•	purchases of our common stock pursuant to a tender offer made by us or any of our subsidiaries to the extent that the same involves an aggregate consideration that, together with:

•	any cash and the fair market value of any other consideration paid in any other tender offer by us or any of our subsidiaries for our common stock expiring within the 12 months preceding the tender offer for which no adjustment has been made, plus

•	the aggregate amount of any all-cash distributions referred to in the immediately preceding bullet point to all holders of our common stock within 12 months preceding the expiration of the tender offer for which no adjustments have been made,

exceeds 15% of our market capitalization on the expiration of the tender offer.

      With respect to our rights issued pursuant to our shareholder rights plan, if holders of New Debentures exercising the right of conversion after the date the rights separate from shares of our common stock are not entitled to receive the rights that would otherwise be attributable to the shares of common stock, if any, received upon conversion, the conversion price will be adjusted as though the rights were being distributed to holders of common stock on the date of such separation. If such an adjustment is made and the rights are later redeemed, invalidated or terminated, then a corresponding reversing adjustment will be made to the conversion price on an equitable basis.

      We will not make an adjustment in the conversion price unless the adjustment would require a change of at least 1% in the conversion price in effect at that time. We will carry forward and take into account in any subsequent adjustment any adjustment that would otherwise be required to be made.

      If we:

•	reclassify or change our common stock (other than changes resulting from a subdivision or combination); or

•	consolidate or combine with or merge into or are a party to a binding share exchange with any person or sell or convey to another person all or substantially all of our property and assets,

and holders of shares of our common stock receive stock, other securities, other property, assets or cash for their common stock, upon conversion of New Debentures following the effective date of such event, the conversion value and the net share amount will be determined based on the kind and amount of consideration that would have been received pursuant to the transaction by a holder of a number of shares of our common stock equal to the then applicable conversion rate. In addition, if a holder converts New Debentures following the effective date of the transaction, the net share amount will be paid in the same form of consideration received by holders of our common stock in such transaction. We may not become a party to any such transaction unless its terms are consistent with the foregoing.

      In the event that we distribute to holders of our common stock shares of capital stock of a subsidiary of ours, the conversion price will be adjusted, if at all, based on the market value of the subsidiary stock so distributed relative to the market value of our common stock, in each case over a measurement period following the distribution.

      In the event we elect to make a distribution described in the third or fourth bullet of the first paragraph of this subsection “—Conversion Price Adjustments” which, in the case of the fourth bullet, has a per share value equal to more than 15% of the sale price of our shares of common stock on the day preceding the declaration date for the distribution, then, if the distribution would also trigger a conversion right under “—Conversion Upon Specified Corporate Transactions” or if the New Debentures are otherwise convertible, we will be required to give notice to the holders of New Debentures at least 20 days prior to the ex-dividend date for the distribution and, upon the giving of notice, the New Debentures may be surrendered for conversion at any time until the close of business on the business day prior to the ex-dividend date or until we announce that the distribution will not take place. No adjustment to the conversion price or the ability of a holder of a New Debenture to convert will be made if the holder will otherwise participate in the distribution without conversion.

      If a taxable distribution to holders of our common stock or other transaction occurs which results in any adjustment of the conversion price, you may in certain circumstances be deemed to have received a distribution subject to United States federal income tax as a dividend. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of our common stock.

      To the extent permitted by law, from time to time we may reduce the conversion price of the New Debentures by any amount for any period of at least 20 days. In that case, we will give at least 10 days notice of the reduction. We may also reduce the conversion price, as our board of directors deems advisable, to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

Payment Upon Conversion

      Subject to certain exceptions described above under “—Conversion Upon Specified Corporate Transactions” and “—Conversion Upon Satisfaction of a Trading Price Condition,” once New Debentures are tendered for conversion, holders tendering the New Debentures will be entitled to receive, per $1,000 principal amount of New Debentures, cash and, if applicable, shares of our common stock, the aggregate value of which (the “conversion value”) will be equal to the product of (1) the conversion rate in effect on the conversion date, and (2) the average of the sale price of our common stock for each of the five consecutive trading days (appropriately adjusted to take into account the occurrence during such period of stock splits and similar events) beginning on the second trading day immediately following the date the New Debentures are tendered for conversion (the “five day average price”).

      Subject to certain exceptions described above and under “—Conversion Upon Specified Corporate Transactions” and “—Conversion Upon Satisfaction of a Trading Price Condition,” we will deliver the conversion value of the New Debentures surrendered for conversion to converting holders as follows:

•	an amount in cash (the “principal return”) equal to the lesser of (a) the aggregate conversion value of the New Debentures to be converted and (b) the aggregate principal amount of the New Debentures to be converted;

•	if the aggregate conversion value of the New Debentures to be converted is greater than the principal return, an amount in whole shares (the “net shares”), determined as set forth below, equal to such aggregate conversion value less the principal return (the “net share amount”); and

•	an amount in cash in lieu of any fractional shares of common stock.

      The number of net shares to be paid will be determined by dividing the net share amount by the five day average price. The cash payment for fractional shares also will be based on the five day average price.

      The conversion value, principal return, net share amount and the number of net shares will be determined by us at the end of the five consecutive trading day period beginning on the second trading day immediately following the day the New Debentures are tendered for conversion (the “determination date”).

Optional Redemption by Us

      Prior to September 15, 2006, the New Debentures will not be redeemable at our option. Beginning on September 15, 2006, we may redeem the New Debentures for cash at any time as a whole, or from time to time in part, at a redemption price, plus accrued and unpaid interest, including contingent interest, if any, to and including the date of redemption. The redemption price will be equal to the following (expressed as a percentage of principal amount):

Redemption
Period	Price

Beginning on September 15, 2006 and ending on September 14, 2007	100.625%
Beginning on September 15, 2007 and ending on September 14, 2008	100.500%
Beginning on September 15, 2008 and ending on September 14, 2009	100.375%
Beginning on September 15, 2009 and ending on September 14, 2010	100.250%
Beginning on September 15, 2010 and ending on September 14, 2011	100.125%
Beginning on September 15, 2011 and thereafter	100.000%

      We will give at least 30 days but not more than 60 days’ notice of redemption by mail to holders of New Debentures. New Debentures or portions of New Debentures called for redemption will be convertible by the holder until the close of business on the second business day prior to the redemption date.

      If we do not redeem all of the New Debentures, the trustee will select the New Debentures to be redeemed in principal amounts of $1,000 or integral multiples of $1,000 by lot or on a pro rata basis. If any New Debentures are to be redeemed in part only, we will issue New Debentures in principal amount equal to the unredeemed principal portion thereof. If a portion of your New Debentures is selected for partial redemption and you convert a portion of your New Debentures, the converted portion will be deemed to be taken from the portion selected for redemption.

Repurchase of New Debentures at the Option of Holders

Optional Put

      On September 15, 2006, 2008, 2011 and 2016 holders may require us to repurchase any outstanding New Debentures for which the holder has properly delivered and not withdrawn a written repurchase notice, subject to certain additional conditions, at a repurchase price equal to the principal amount of those New Debentures plus any accrued and unpaid interest, including contingent interest, if any, on those New Debentures to the repurchase date. Holders may submit their New Debentures for repurchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the third business day prior to the repurchase date. We will pay the repurchase price for any New Debentures submitted for repurchase on any of the four specified dates solely in cash.

      We will be required to give notice at least 20 days prior to each repurchase date to all holders’ at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law stating among other things, the procedures that holders must follow to require us to repurchase their New Debentures as described below.

      The repurchase notice given by each holder electing to require us to repurchase New Debentures shall be given so as to be received by the paying agent no later than the close of business on the third business day prior to the repurchase date and must state:

•	the certificate numbers of the holders’ New Debentures to be delivered for repurchase;

•	the portion of the principal amount of New Debentures to be repurchased, which must be $1,000 or an integral multiple of $1,000; and

•	that the New Debentures are to be repurchased by us pursuant to the applicable provisions of the New Debentures.

      A holder may withdraw any repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the repurchase date. The notice of withdrawal shall state:

•	the principal amount of New Debentures being withdrawn;

•	the certificate numbers of the New Debentures being withdrawn; and

•	the principal amount, if any, of the New Debentures that remain subject to the repurchase notice.

      In connection with any repurchase we will, to the extent applicable:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

•	file Schedule TO or any other required schedule under the Exchange Act.

      Our obligation to pay the repurchase price for New Debentures for which a repurchase notice has been delivered and not validly withdrawn is conditioned upon the holder delivering the New Debentures, together with necessary endorsements, to the paying agent at any time after delivery of the repurchase notice. We will cause the repurchase price for the New Debentures to be paid promptly following the later of the repurchase date or the time of delivery of the New Debentures, together with such endorsements.

      If the paying agent holds money sufficient to pay the repurchase price of the New Debentures for which a repurchase notice has been given on the business day following the repurchase date in accordance with the terms of the indenture, then, immediately after the repurchase date, the New Debentures will cease to be outstanding and interest on the New Debentures will cease to accrue, whether or not the New Debentures are delivered to the paying agent. Thereafter all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the New Debentures.

      Our ability to repurchase New Debentures for cash may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries and the terms of our then existing borrowing agreements.

Change of Control Put

      If a change of control, as described below, occurs, you will have the right (subject to certain exceptions set forth below) to require us to repurchase all of your New Debentures not previously called for redemption, or any portion of those New Debentures, that is equal to $1,000 in principal amount or a whole multiple of $1,000 at a repurchase price equal to the principal amount of all New Debentures you require us to repurchase plus any accrued and unpaid interest, including contingent interest, if any, on those New Debentures to the repurchase date. Notwithstanding the foregoing, we may be required to offer to repurchase our other senior debt on a pro rata basis with the New Debentures, upon a change of control, if similar change of control offers are or will be required by our other senior debt.

      We will pay the repurchase price solely in cash.

      Within 30 days after the occurrence of a change of control, we are required to give you notice of the occurrence of the change of control and of your resulting repurchase right. The repurchase date will be 30 days after the date we give notice of a change of control. To exercise the repurchase right, you must deliver prior to the close of business on the business day immediately preceding the repurchase date, written notice to the trustee of your exercise of your repurchase right, together with the New Debentures with respect to which your right is being exercised. You may withdraw this notice by delivering to the paying agent a notice of withdrawal prior to the close of business on the business day immediately preceding the repurchase date.

      A “change of control” will be deemed to have occurred at such time after the original issuance of the New Debentures when any of the following has occurred:

•	the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d) (3) of the Exchange Act of beneficial ownership, directly or indirectly through a purchase, merger or other acquisition transaction or series of purchase, merger or other acquisition transactions, of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries, any of our employee benefit plans (except that any of those persons shall be deemed to have beneficial ownership of all securities it has the right to acquire, whether the right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition) or any underwriter temporarily holding securities pursuant to an offering of such securities; or

•	the first day on which a majority of the members of our board of directors are not continuing directors; or

•	our consolidation or merger with or into any other person, any merger of another person into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person, other than:

•	any transaction:

(1) that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock; and

(2) pursuant to which holders of our capital stock immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in elections of directors of the continuing or surviving person immediately after giving effect to such transaction; and

•	any merger, share exchange, transfer of assets or similar transaction solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock, if at all, solely into shares of common stock, ordinary shares, American Depositary Shares or analogous securities of the surviving entity or a direct or indirect parent of the surviving corporation.

      However, notwithstanding the foregoing, you will not have the right to require us to repurchase your New Debentures if:

•	the sale price per share of our common stock for any five trading days within:

(1)	the period of 10 consecutive trading days ending immediately after the later of the change of control or the public announcement of the change of control, in the case of a change of control under the first or second bullet point above, or

(2)	the period of 10 consecutive trading days ending immediately before the change of control, in the case of a change of control under the third bullet point above,

equals or exceeds 110% of the conversion price of the New Debentures in effect on each of those five trading days; or

•	100% of the consideration in the transaction or transactions (other than cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) constituting a change of control consists of shares of common stock, ordinary shares,

American Depositary Shares or analogous securities traded or to be traded immediately following a change of control on a national securities exchange or the Nasdaq National Market, and, as a result of the transaction or transactions, the New Debentures become convertible into that common stock, ordinary shares, American Depositary Shares or analogous securities (and any rights attached thereto).

      Beneficial ownership shall be determined in accordance with Rule 13d-3 promulgated by the SEC under the Exchange Act. The term “person” includes any syndicate or group that would be deemed to be a “person” under Section 13(d) (3) of the Exchange Act.

      Rule 13e-4 under the Exchange Act requires the dissemination of certain information to security holders if an issuer tender offer occurs and may apply if the repurchase option becomes available to holders of the New Debentures. We will comply with this rule and file Schedule TO (or any similar schedule) to the extent applicable at that time.

      The definition of change of control includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, your ability to require us to repurchase your New Debentures as a result of a conveyance, transfer, sale, lease or other disposition of less than all our assets may be uncertain.

      If the paying agent holds cash sufficient to pay the purchase price of the New Debentures which holders have elected to require us to repurchase on the business day following the repurchase date in accordance with the terms of the indenture, then, immediately after the repurchase date, those New Debentures will cease to be outstanding and interest on the New Debentures will cease to accrue, whether or not the New Debentures are delivered to the paying agent. Thereafter all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the New Debentures.

      The foregoing provisions would not necessarily protect holders of the New Debentures if highly leveraged or other transactions involving us occur that may affect holders adversely. We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a change of control with respect to the change of control purchase feature of the New Debentures but that would increase the amount of our (or our subsidiaries’) outstanding indebtedness.

      Our ability to repurchase New Debentures upon the occurrence of a change of control is subject to important limitations. Our ability to repurchase the New Debentures may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from its subsidiaries. In addition, the occurrence of a change of control could cause an event of default under or be prohibited or limited by the terms of our other senior debt. We cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the purchase price for all the New Debentures that might be delivered by holders of New Debentures seeking to exercise the repurchase right.

      The change of control repurchase feature of the New Debentures may in certain circumstances make more difficult or discourage a takeover of our company.

Merger and Sales of Assets

      The indenture provides that we may not consolidate with or merge into any other person or convey, transfer, sell, lease or otherwise dispose of all or substantially all of its properties and assets to another person unless, among other things:

•	the resulting, surviving or transferee person is organized and existing under the laws of the United States, any state thereof, the District of Columbia or specified jurisdictions outside the United States;

•	such person assumes all of our obligations under the New Debentures and the indenture; and

•	we or such successor is not then or immediately thereafter in default under the indenture.

      The occurrence of certain of the foregoing transactions could constitute a change of control.

      This covenant includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, there may be uncertainty as to whether a conveyance, transfer, sale, lease or other disposition of less than all our assets is subject to this covenant.

Events of Default

      Each of the following constitutes an event of default under the indenture:

•	default in our obligation to satisfy our conversion obligation upon exercise of a holders’ conversion right;

•	default in our obligation to repurchase New Debentures at the option of holders;

•	default in our obligation to redeem New Debentures after we have exercised our redemption option;

•	default in our obligation to pay any accrued and unpaid interest, including contingent interest, if any, in each case, when due and payable, and continuance of such default for a period of 30 days;

•	our failure to perform or observe any other term, covenant or agreement contained in the New Debentures or the indenture for a period of 60 days after written notice of such failure, requiring us to remedy the same, shall have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the New Debentures then outstanding;

•	a failure to pay when due at maturity or a default that results in the acceleration of maturity of any indebtedness for borrowed money of Medtronic or our designated subsidiaries in an aggregate amount of $100 million or more, unless the acceleration is rescinded, stayed or annulled within 30 days after written notice of default is given to us by the trustee or holders of not less than 25% in aggregate principal amount of the New Debentures then outstanding; and

•	certain events of bankruptcy, insolvency or reorganization with respect to us.

      The indenture will provide that the trustee shall, within 60 days of the occurrence of a default, give to the registered holders of the New Debentures notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of or interest on, any of the New Debentures when due or in the payment of any redemption or repurchase obligation.

      If certain events of default specified in the last bullet point above shall occur and be continuing, then automatically the principal amount of the New Debentures and any accrued and unpaid interest, including contingent interest, if any, through such date shall become immediately due and payable. If any other event of default shall occur and be continuing (the default not having been cured or waived as provided under “—Modification and Waiver” below), the trustee or the holders of at least 25% in aggregate principal amount of the New Debentures then outstanding may declare the New Debentures due and payable at their principal amount together with any accrued and unpaid interest, including contingent interest, if any, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of New Debentures by appropriate judicial proceedings. Such declaration may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the New Debentures then outstanding upon the conditions provided in the indenture.

      The indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to be indemnified by the holders of New Debentures before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount of the New Debentures then outstanding through their written consent, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

      We will be required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.

Modification and Waiver

Changes Requiring Approval of Each Affected Holder

      The indenture (including the terms and conditions of the New Debentures) cannot be modified or amended without the written consent or the affirmative vote of the holder of each New Debenture affected by such change to:

•	change the maturity of the principal of, or any installment of interest or any contingent interest on, any New Debenture;

•	reduce the principal amount of, or any interest or contingent interest on, redemption price or purchase price (including change of control purchase price) on any New Debenture;

•	impair or adversely affect the conversion rights of any holder of New Debentures;

•	reduce the value of our common stock to which reference is made in determining whether an interest adjustment will be made on the New Debentures, or change the method by which this value is calculated;

•	change the currency of payment of such New Debenture or interest thereon or change the place of payment;

•	alter the manner of calculation or rate of accrual of interest, or contingent interest on any New Debenture or extend the time for payment of any such amount;

•	impair the right to institute suit for the enforcement of any payment on or with respect to, or conversion of, any New Debenture;

•	except as otherwise permitted or contemplated by provisions concerning corporate reorganizations, adversely affect the repurchase option of holders or the conversion rights of holders of the New Debentures;

•	modify the redemption provisions of the indenture in a manner adverse to the holders of New Debentures;

•	reduce the percentage in aggregate principal amount of New Debentures outstanding necessary to modify or amend the indenture or to waive any past default; or

•	reduce the percentage in aggregate principal amount of New Debentures outstanding required for the adoption of a resolution.

Changes Requiring Majority Approval

      The indenture (including the terms and conditions of the New Debentures) may be modified or amended, except for the provisions described above, with the written consent of the holders of at least a majority in aggregate principal amount of the New Debentures at the time outstanding.

Changes Requiring No Approval

      The indenture (including the terms and conditions of the New Debentures) may be modified or amended by us and the trustee, without the consent of the holder of any New Debenture, for the purposes of, among other things:

•	adding to our covenants for the benefit of the holders of New Debentures;

•	surrendering any right or power conferred upon us;

•	providing for conversion rights of holders of New Debentures if any reclassification or change of our common stock or any consolidation, merger or sale of all or substantially all of our assets occurs;

•	providing for the assumption of our obligations to the holders of New Debentures in the case of a merger, consolidation, conveyance, transfer or lease;

•	reducing the conversion price, provided that the reduction will not adversely affect the interests of the holders of New Debentures;

•	complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

•	making any changes or modifications necessary in connection with the registration of the New Debentures under the Securities Act as contemplated in the registration rights agreement; provided that such change or modification does not, in the good faith opinion of our chief executive officer, adversely affect the interests of the holders of New Debentures in any material respect;

•	curing any ambiguity or correcting or supplementing any defective provision contained in the indenture; provided that such modification or amendment either (i) is consistent with the description of the provision in this Offering Memorandum or (ii) does not, in the good faith opinion of our chief executive officer, adversely affect the interests of the holders of New Debentures in any material respect; or

•	adding or modifying any other provisions with respect to matters or questions arising under the indenture which we and the trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of New Debentures.

Form, Denomination and Registration

      Denomination and Registration. The New Debentures will be issued in fully registered form, without coupons, in denominations of $1,000 principal amount at maturity and whole multiples of $1,000.

      Global New Debentures: Book-Entry Form. New Debentures will be evidenced by one or more global New Debentures deposited with the trustee as custodian for DTC, and registered in the name of Cede & Co. as DTC’s nominee.

      Record ownership of the global New Debentures may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below. A holder may hold its interests in the global New Debentures directly through DTC if such holder is a participant in DTC, or indirectly through organizations which are direct DTC participants if such holder is not a participant in DTC. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC’s rules and will be settled in same-day funds. Holders may also beneficially own interests in the global New Debentures held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly.

      So long as Cede & Co., as nominee of DTC, is the registered owner of the global New Debentures, Cede & Co. for all purposes will be considered the sole holder of the global New Debentures. Except as provided below, owners of beneficial interests in the global New Debentures:

•	will not be entitled to have certificates registered in their names;

•	will not receive or be entitled to receive physical delivery of certificates in definitive form; and

•	will not be considered holders of the global New Debentures.

      The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability of an owner of a beneficial interest in a global security to transfer the beneficial interest in the global security to such persons may be limited.

      We will wire, through the facilities of the trustee, payments of principal, premium, if any, and interest payments on the global New Debentures to Cede & Co., the nominee of DTC, as the registered owner of the global New Debentures. Neither we nor the trustee nor any paying agent will have any responsibility or be liable for paying amounts due on the global New Debentures to owners of beneficial interests in the global New Debentures.

      It is DTC’s current practice, upon receipt of any payment of principal of and premium, if any, and interest on the global New Debentures, to credit participants’ accounts on the payment date in amounts proportionate to their respective beneficial interests in the New Debentures represented by the global New Debentures, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in New Debentures represented by the global New Debentures held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in “street name.”

      If you would like to convert your New Debentures into cash and shares of our common stock, if any, pursuant to the terms of the New Debentures, you should contact your broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests.

      Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, your ability to pledge your interest in the New Debentures represented by global New Debentures to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.

      Neither we nor the trustee (nor any registrar, paying agent or conversion agent under the indenture) will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of New Debentures, including, without limitation, the presentation of New Debentures for conversion as described below, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global New Debentures are credited and only for the principal amount at maturity of the New Debentures for which directions have been given.

      DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act, as amended. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

      Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global New Debentures among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause New Debentures to be issued in definitive form in exchange for the global New Debentures. None of Medtronic, the trustee or any of their respective agents will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in global New Debentures.

      Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

      Cross-market transfers between DTC, on the one hand, and directly or indirectly through Euroclear or Clearstream participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (Brussels time). Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

      Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in the global note from a DTC participant will be credited during the securities settlement processing day (which must be a business day for Euroclear or Clearstream, as the case may be) immediately following the DTC settlement date, and such credit of any transactions interests in the global note settled during such processing day will be reported to the relevant Euroclear or Clearstream participant on such day. Cash received in Euroclear or Clearstream as a result of sales of interests in the global note by or through a Euroclear or Clearstream participant to a DTC participant will be received with value on the DTC settlement date, but will be available in the relevant Euroclear or Clearstream cash account only as of the business day following settlement in DTC.

      According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for information purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Limitations of Claims in Bankruptcy

      If a bankruptcy proceeding is commenced in respect of Medtronic, a holder of the New Debenture will be effectively subordinated to the indebtedness and other obligations of our subsidiaries.

      If a holder elects to convert a New Debenture for cash and shares of our common stock, if any, and we thereafter become the subject of bankruptcy proceedings, if we have failed to deliver such cash and shares of our common stock, if any, a holder’s claim in respect to the New Debentures could be subordinated to all of our existing and future obligations. Furthermore, it is unclear how such a subordinated claim would be valued.

Governing Law

      The indenture and the New Debentures will be governed by, and construed in accordance with, the laws of the State of New York.

Information Concerning the Trustee

      Wells Fargo Bank, National Association, as trustee under the indenture, has been appointed by us as paying agent, conversion agent, calculation agent, registrar, custodian and bid solicitation agent with regard to the New Debentures. Wells Fargo Bank, National Association, is also the transfer agent and registrar for our common stock. The trustee or its affiliates may from time to time in the future provide banking and other services to us in exchange for a fee.

Calculations in Respect of New Debentures

      We or our agents will be responsible for making all calculations called for under the New Debentures. These calculations include, but are not limited to, determination of the market prices of the New Debentures and of our common stock and amounts of interest and contingent payments, if any, on the New Debentures. We or our agents will make all these calculations in good faith and, absent manifest error, our and their calculations will be final and binding on holders of New Debentures. We or our agents will provide a schedule of these calculations to the trustee, and the trustee is entitled to conclusively rely upon the accuracy of these calculations without independent verification.

DESCRIPTION OF CAPITAL STOCK

General

      The following description of Medtronic’s capital stock is subject to its articles of incorporation (the “Articles”) and bylaws (the “Bylaws”) and the provisions of applicable Minnesota law.

Authorized Capital Stock

      The Articles provide authority to issue up to 1,602,500,000 shares of stock of all classes, of which 1,600,000,000 are shares of common stock, $0.10 par value per share, and 2,500,000 are shares of preferred stock, $1.00 par value per share.

Common Stock

      Under Medtronic’s Articles, holders of Medtronic common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Medtronic’s Bylaws provide that, except as specifically required otherwise under Medtronic’s Articles or Bylaws or Minnesota law, all matters submitted to the shareholders are decided by a majority vote of the shares entitled to vote and represented at a meeting at which there is a quorum, except for election of directors which is will be decided by a plurality vote.

      Under Medtronic’s Articles, holders of Medtronic stock are expressly denied preemptive rights and cumulative voting rights.

Preferred Stock

      Medtronic has 2,500,000 authorized but unissued shares of preferred stock, par value $1.00 per share. Medtronic’s Articles provide that whenever the holders of a class or series of preferred stock have the right to elect any directors, the election, term and other features of such directorships shall be governed by the terms set forth in the resolution of the Medtronic board of directors designating the rights and preferences of such class or series of preferred stock, and any directors elected by the holders of preferred stock shall not be divided into classes unless provision is expressly made for such classification by the terms of such preferred stock. Shares of Medtronic preferred stock could be issued that would have the right to elect directors, either separately or together with the Medtronic common stock, with such directors either divided or not divided into classes. Under certain circumstances such Medtronic preferred stock could be used to create voting impediments or to deter persons seeking to effect a takeover or otherwise gain control of Medtronic in a transaction which holders of some or a majority of the Medtronic common stock may deem to be in their best interests. Such shares of Medtronic preferred stock could be sold in public or private transactions to purchasers who might support the Medtronic board of directors in opposing a takeover bid that the Medtronic board of directors determines not to be in the best interests of Medtronic and its shareholders. In addition, the Medtronic board of directors could authorize holders of a class or series of preferred stock to vote, either separately as a class or together with the holders of Medtronic common stock, on any merger, sale, or exchange of assets by Medtronic or any other extraordinary corporate transaction. The ability to issue such Medtronic preferred stock might have the effect of discouraging an attempt by another person or entity, through the acquisition of a substantial number of shares of Medtronic common stock, to acquire control of Medtronic with a view to imposing a merger, sale of all or any part of the assets or a similar transaction, because the issuance of new shares could be used to dilute the stock ownership of such person or entity. See “—Shareholder Rights Plan.”

Liability Of Directors

      Medtronic’s Articles exempt directors from personal liability to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director to the full extent permitted by Minnesota law.

Business Combinations And Control Share Acquisitions

      Medtronic is governed by Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act. In general, Section 302A.671 provides that the shares of a public Minnesota corporation acquired in a “control share acquisition” have no voting rights unless voting rights are approved in a prescribed manner. A “control share acquisition” is an acquisition, directly or indirectly, of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20% or more in the election of directors. In general, Section 302A.673 prohibits a public Minnesota corporation from engaging in a “business combination” with an “interested shareholder” for a period of four years after the date of the transaction in which the person became an interested shareholder, unless either the business combination or the acquisition by which such person becomes an interested shareholder is approved in a prescribed manner before the person became an interested shareholder. “Business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder.

An “interested shareholder” is a person who is the beneficial owner, directly or indirectly, of 10% or more of the voting power of the corporation’s outstanding voting stock or who is an affiliate or associate of the corporation and at any time within four years prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the corporation’s outstanding voting stock. Such provisions of Minnesota law could have the effect of delaying, deferring, or preventing a change in control of Medtronic.

Shareholder Rights Plan

      Under a Shareholder Rights Plan adopted by Medtronic’s board of directors in October 2000, all shareholders receive along with each common share owned a preferred stock purchase right entitling them to purchase from Medtronic’s one 1/5000 of a share of Series A Junior Participating Preferred Stock at an exercise price of $400 per such share. The rights are not exercisable or transferable apart from the common stock until 15 days after the public announcement that a person or group (the Acquiring Person) has acquired 15% or more of Medtronic’s common stock or 15 business days after the announcement of a tender offer which would increase the Acquiring Person’s beneficial ownership to 15% or more of Medtronic’s common stock. After any person or group has become an Acquiring Person, each right entitles the holder (other than the Acquiring Person), to purchase, at the exercise price, common stock of Medtronic’s having a market price of two times the exercise price. If Medtronic is acquired in a merger or other business combination transaction, each exercisable right entitles the holder to purchase, at the exercise price, common stock of the acquiring company or an affiliate having a market price of two times the exercise price of the right. The board of directors may redeem the rights for $0.005 per right at any time before any person or group becomes an Acquiring Person. The board may also reduce the threshold at which a person or group becomes an Acquiring Person from 15% to no less than 10% of the outstanding common stock. The rights expire on October 26, 2010.

Transfer Agent

      Our transfer agent and registrar of the common stock is Wells Fargo National Association Shareowner Services.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      This discussion describes the material United States federal income tax consequences of the exchange offer. It is the opinion of Sullivan & Cromwell LLP, special tax counsel to Medtronic. It applies to you only if you hold your Old and New Debentures as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that owns Old or New Debentures that are a hedge or that are hedged against interest rate or currency risks,

•	a person that owns Old or New Debentures as part of a straddle or conversion transaction for tax purposes, or

•	a U.S. holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

      This discussion is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

Tax Consequences for U.S. Holders

      This discussion applies to U.S. holders. You are a U.S. holder if you are a beneficial owner of an Old or New Debenture and you are:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

      A beneficial owner of an Old or New Debenture that is a non-U.S. holder (as defined in “— Non-U.S. Holders” below) should see “Tax Consequences for Non-U.S. Holders” below.

      Characterization of the Exchange. Under current Treasury Regulations, the exchange of Old Debentures for New Debentures will be treated as an exchange for United States federal income tax purposes only if taking into account the differences between the terms of Old Debentures and the New Debentures and the payment of the exchange fee, there is deemed to be a “significant modification” of the Old Debentures.

      In general, the Treasury Regulations provide that a modification of a debt instrument is a significant modification only if, based on all facts and circumstances, the legal rights or obligations that are altered and the degree to which they are altered are “economically significant.”

      Tax Consequences for U.S. Holders Participating in the Exchange Offer. In the opinion of Sullivan & Cromwell LLP, participation in the exchange offer should not be viewed as resulting in a significant modification of the Old Debentures and should therefore not be treated as a taxable event for United States federal income tax purposes. There is no statutory, administrative or judicial authority on this point that specifically addresses an exchange with the terms of the exchange offer, and there is likewise no clear authority on the consequences of treating the exchange offer as a taxable event. Holders should therefore consult their tax advisors regarding the possibility that the Internal Revenue Service might disagree with the views of special tax counsel. The discussion below and in “Tax Consequences for Non-U.S. Holders” assumes the views of special tax counsel on this point.

      Except for the receipt of the exchange fee (which is discussed below), there should be no United States federal income tax consequences to a holder who exchanges Old Debentures for New Debentures pursuant to the exchange offer, and any such U.S. holder should have the same adjusted tax basis and holding period in the New Debentures as it had in the Old Debentures immediately before the exchange. In addition, such U.S. holders should continue to be subject to the same rules governing the treatment of contingent payment debt instruments as were applicable to the Old Debentures. Among other things, pursuant to those regulations, a U.S. holder of the New Debentures should be required to accrue interest income on the New Debentures using the same comparable yield and projected payment schedule as the Old

Debentures, regardless of whether the U.S. holder uses the cash or accrual method of tax accounting.

      We intend to treat payment of the exchange fee as consideration to holders for participating in the exchange offer. In that case, such payment would result in ordinary income to holders participating in the exchange offer, and we will report such payments to holders and the IRS for information purposes in accordance with such treatment.

      Tax Consequences for U.S. Holders of Owning the New Debentures if the Exchange Offer is not a Significant Modification. If the exchange offer is not viewed as resulting in a significant modification of the Old Debentures, you generally should be taxed on the New Debentures in the same manner as the Old Debentures. Pursuant to the terms of the indentures for the Old and New Debentures, we and each holder of the Debentures agree, for United States federal income tax purposes, to treat the Debentures as indebtedness that is subject to the regulations governing contingent payment debt instruments, and the remainder of this discussion assumes that the New Debentures will be so treated. However, because the tax characterization of the New Debentures is uncertain, no assurance can be given that the IRS will not assert that the New Debentures should be treated differently. Such treatment could affect the amount, timing and character of income, gain or loss in respect of an investment in the New Debentures.

      Under the rules governing contingent payment debt obligations, you will be required to accrue interest income on the New Debentures in a manner similar to how you have been accruing interest income on the Old Debentures, regardless of whether you use the cash or accrual method of tax accounting. Accordingly, at least in each year in which contingent interest is not paid, you would be required to include interest in taxable income in excess of any cash interest payments actually received in that year.

      If the exchange offer is not viewed as resulting in a significant modification of the Old Debentures and you purchased an Old Debenture at a price equal to the adjusted issue price (as defined below) of the Old Debenture, you must accrue an amount of ordinary income for United States federal income tax purposes, for each accrual period prior to and including the maturity date of a New Debenture that equals:

•	the product of (i) the adjusted issue price of the New Debenture as of the beginning of the accrual period; and (ii) the comparable yield to maturity (as defined below) of the New Debenture, adjusted for the length of the accrual period;

•	divided by the number of days in the accrual period; and

•	multiplied by the number of days during the accrual period that you held the New Debenture.

      If the exchange offer is not viewed as resulting in a significant modification of the Old Debentures, the issue price of a New Debenture should be the first price at which a substantial amount of the Old Debentures was sold to the public, excluding bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a New Debenture should be its issue price increased by any interest income previously accrued on the Old and New Debentures, determined without regard to any adjustments to interest accruals described below and decreased by the projected amounts of any payments previously made with respect to the Old and New Debentures.

      The term “comparable yield” means the annual yield that an issuer of a contingent payment debt obligation would pay, as of the initial issue date, on a fixed rate nonconvertible debt security with no contingent payments, but with terms and conditions otherwise comparable to those of the instrument, but in no event will be less than the “applicable federal rate” determined by the Secretary of the Treasury.

      If the exchange offer is not viewed as resulting in a significant modification of the Old Debentures and you purchased your Old Debenture at a price other than its adjusted issue price determined for tax purposes, you must determine the extent to which the difference between the price you paid for your Old Debenture and its adjusted issue price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and reasonably allocate the difference to your New Debentures accordingly.

      We are required to provide to you, solely for United States federal income tax purposes, a schedule of the projected amounts of payments on the New Debentures. This schedule must produce the comparable yield. The projected payment schedule includes estimates for payments of contingent interest and an estimate for a payment at maturity taking into account the conversion feature. The comparable yield and projected payment schedule are available from Medtronic by telephoning the Medtronic, Inc., Treasury Department at (763) 514-4000 or submitting a written request for such information to: Medtronic, Inc., 710 Medtronic Parkway, Minneapolis, MN 55432, Attention: Treasury Department.

      For United States federal income tax purposes, you must use the comparable yield and projected payment schedule in determining your interest accruals, and the adjustments thereto described below, in respect of the New Debentures, unless you timely disclose and justify the use of other estimates to the IRS. If you determine your own comparable yield or projected payment schedule, you must also establish that our comparable yield or projected payment schedule is unreasonable.

      Because any Form 1099-OID that you receive will not reflect the effects of positive or negative adjustments resulting from your purchase of a New Debenture at a price other than the adjusted issue price determined for tax purposes, you are urged to consult with your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

      THE COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE ARE NOT DETERMINED FOR ANY PURPOSE OTHER THAN FOR THE DETERMINATION OF YOUR INTEREST ACCRUALS AND ADJUSTMENTS THEREOF IN RESPECT OF THE DEBENTURES FOR UNITED STATES FEDERAL INCOME TAX PURPOSES AND DO NOT CONSTITUTE A PROJECTION OR REPRESENTATION REGARDING THE ACTUAL AMOUNTS PAYABLE TO HOLDERS OF THE DEBENTURES.

      Adjustments to Interest Accruals on the New Debentures. If you receive actual payments with respect to a New Debenture in a taxable year that in the aggregate exceed the total amount of the projected payments for that taxable year, you would incur a “net positive adjustment” equal to the amount of such excess. You would treat the “net positive adjustment” as additional interest income for the taxable year. For this purpose, the payments in a taxable year include the fair market value of property received in that year.

      If you receive actual payments with respect to a New Debenture in a taxable year that in the aggregate were less than the amount of the projected payments for that taxable year, you would incur a “net negative adjustment” equal to the amount of such deficit. This adjustment will (a) reduce your interest income on the New Debentures for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of your interest income on the New Debenture during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments.

      If the adjusted issue price of your New Debenture is greater than the price you paid for your New Debenture, you must make positive adjustments increasing the amount of interest that you would otherwise accrue and include in income each year, and the amount of ordinary income (or decreasing the amount of ordinary loss) recognized upon redemption or maturity by the amounts allocated to each of interest and projected payment schedule; if the adjusted issue price of your New Debenture is less than the price you paid for your New Debenture, you must make negative adjustments, decreasing the amount of interest that you must include in income each year, and the amount of ordinary income (or increasing the amount of ordinary loss) recognized upon redemption or maturity by the amounts allocated to each of interest and projected payment schedule. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.

      Sale, Exchange, Conversion or Redemption of the New Debentures. Generally, the sale, exchange, conversion or redemption of a New Debenture will result in taxable gain or loss to you. As described above, our calculation of the comparable yield and the projected payment schedule for the New Debentures includes the receipt of stock upon conversion as a contingent payment with respect to the New Debentures. Accordingly, we intend to treat the receipt of any of our common stock by you upon the conversion of a New Debenture as a contingent payment. As described above, you are generally bound by our determination of the comparable yield and projected payment schedule. Under this treatment, a conversion or redemption will also result in taxable gain or loss to you. The amount of gain or loss on a taxable sale, exchange, conversion or redemption will be equal to the difference between (a) the amount of cash plus the fair market value of any other property received by you, including the fair market value of any common stock received, and (b) your adjusted tax basis in the New Debenture. Your adjusted tax basis in a New Debenture will generally be equal to your original purchase price for the Old Debenture, increased by any interest income previously accrued by you (determined without regard to any adjustments to interest accruals described above), decreased by the amount of any projected payments previously made on the Old and New Debentures to you, and increased or decreased by the amount of any positive or negative adjustment, respectively, that you are required to make if you purchase your note at a price other than the adjusted issue price determined for tax purposes. Gain recognized upon a sale, exchange, conversion or redemption of a New Debenture will generally be treated a ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term if the New Debenture is held for more than one year). The deductibility of net capital losses by individuals and corporations is subject to limitations.

      Your tax basis in our common stock received will equal the then current fair market value of such common stock. Your holding period for the common stock received will commence on the day immediately following the date of exchange or redemption.

      Constructive Dividends. If at any time we make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for federal income tax purposes and, in accordance with the anti-dilution provisions of the New Debentures, the conversion price of the New Debentures is increased, such increase may be deemed to be the payment of a taxable dividend to you.

      For example, an increase in the conversion price in the event of distribution of our evidence of indebtedness or our assets or an increase in the event of an extraordinary cash dividend will generally result in deemed dividend treatment to you, but generally an increase in the event of stock dividends or the distribution of rights to subscribe for common stock will not.

      Tax Consequences if the Exchange Offer is a Significant Modification. If, contrary to our position, the exchange of New Debentures for the Old Debentures constitutes a significant modification of the Old Debentures, the tax consequences of the exchange of an Old Debenture for a New Debenture are unclear. It is possible that the exchange would be characterized as a non-taxable recapitalization. If the exchange were to be so characterized, an exchanging U.S. holder would not recognize any gain or loss on the exchange, and would have the same tax basis and holding period in the New Debentures as the holder has in the Old Debentures prior to the exchange. Whether the exchange would constitute a recapitalization would depend, in part, on whether the Old Debentures and the New Debentures were treated as “securities” for U.S.

federal income tax purposes. If either the Old Debentures or the New Debentures were not treated as securities, the exchange would be a taxable transaction for U.S. federal income tax purposes. In that event, each holder would recognize gain or loss, if any, treating the issue price of the New Debentures (generally the fair market value of the New Debentures if they are considered to be traded on an established market) as the amount realized in the exchange. Any loss may be disallowed under applicable rules relating to “wash sales.”

      In the event the exchange of Old Debentures for New Debentures is considered a significant modification for U.S. federal income tax purposes, and regardless of whether such exchange is treated as a recapitalization, the timing and amount of interest income inclusions with respect to the New Debentures may differ from the timing and amount of interest income inclusions with respect to the Old Debentures. Holders are recommended to consult their own tax advisors as to the consequences of holding New Debentures in the event the exchange is treated as a significant modification.

      Tax Consequences for U.S. Holders Not Participating in the Exchange Offer. A U.S. holder that does not participate in the exchange offer will have no United States federal income tax consequences as a result of the exchange offer.

Tax Consequences for Non-U.S. Holders

      This discussion describes the tax consequences to a non-U.S. holder. You are a non-U.S. holder if you are the beneficial owner of an Old or New Debenture and are, for United States federal income tax purposes:

•	a nonresident alien individual,

•	a foreign corporation,

•	a foreign partnership, or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from an Old or New Debenture.

      If you are a U.S. holder, this section does not apply to you.

      Tax Consequences for Non-U.S. Holders Participating in the Exchange Offer. The New Debentures should be treated as continuation of the Old Debentures. As a result, except to the extent of the receipt of the exchange fee (see discussion below), there should be no United States federal income tax consequences to a non-U.S. holder who participates in the exchange offer. A non-U.S. holder generally should have the same United States federal income tax consequences of holding New Debentures as would have arisen if it continued to hold Old Debentures.

Non-U.S. Holders

      Tax Consequences for Non-U.S. Holders of Owning the New Debentures. Under United States federal income and estate tax law, and subject to the discussions of backup withholding and dividends below, if you are a non-U.S. Holder, we and other U.S. payors generally will not be required to deduct United States withholding tax at a 30% rate (or at a lower rate if you are eligible for the benefits of an applicable income tax treaty that provides for a lower rate) from payments of interest and principal to you if, in the case of payments of interest (including any payment in common stock pursuant to a conversion):

(1)	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote,

(2)	you are not a controlled foreign corporation that is related to us through stock ownership, and

(3)	the U.S. payor does not have actual knowledge or reason to know that you are a United States person and:

(a)	you have furnished to the U.S. payor an IRS Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person,

(b)	in the case of payments made outside the United States to you at an offshore account (generally, an account maintained by you at a bank or other financial institution at any location outside the United States), you have furnished to the U.S. payor documentation that establishes your identity and your status as a non-United States person,

(c)	the U.S. payor has received a withholding certificate (furnished on an appropriate IRS Form W-8 or an acceptable substitute form) from a person claiming to be:

(i)	a withholding foreign partnership (generally a foreign partnership that has entered into an agreement with the IRS to assume primary withholding responsibility with respect to distributions and guaranteed payments it makes to its partners),

(ii)	a qualified intermediary (generally a non-United States financial institution or clearing organization or a non-United States branch or office of a United States financial institution or clearing organization that is a party to a withholding agreement with the IRS), or

(iii)	a U.S. branch of a non-United States bank or of a non-United States insurance company, and the withholding foreign partnership, qualified intermediary or U.S. branch has received documentation upon which it may rely to treat the payment as made to a non-United States person in accordance with U.S. Treasury regulations (or, in the case of a qualified intermediary, in accordance with its agreement with the IRS),

(d)	the U.S. payor receives a statement from a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business,

(i)	certifying to the U.S. payor under penalties of perjury that an IRS Form W-8BEN or an acceptable substitute form has been received from you by it or by a similar financial institution between it and you, and

(ii)	to which is attached a copy of the IRS Form W-8BEN or acceptable substitute form, or

(e)	the U.S. payor otherwise possesses documentation upon which it may rely to treat the payment as made to a non-United States person in accordance with U.S. Treasury regulations; and if interest paid to you is “effectively connected” with your conduct of a trade or business within the United States, and, if required by an applicable tax treaty, the interest is attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the interest, provided that you have furnished to us or another payor a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that: (1) you are a non-United States person, and (2) the interest is effectively connected with your conduct of a trade or business within the United States and is includible in your gross income. “Effectively connected” interest is taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations.

      Dividends on Common Stock and Constructive Dividends in Respect of New Debentures. Except as described below, if you are a non-U.S. Holder of common stock, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an applicable income tax treaty that provides for a lower rate. Moreover, if you are a non-U.S. Holder of a New Debenture and you receive a constructive distribution as a result of a change in the conversion price of your New Debenture, we and other payors may withhold on other payments made on your New Debenture in between the date of the constructive distribution and the due date for filing of Form 1042-S (including extensions) for the tax year in which the constructive distribution is made if the relevant payor has control over, or custody of money or property owned by you and knowledge of the facts that give rise to the withholding. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend or other payments to you, unless you have furnished to us or another payor:

•	a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-United States person and your entitlement to the lower treaty rate with respect to such payments, or

•	in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury regulations.

      If you are eligible for a reduced rate of United States withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the United States Internal Revenue Service.

      If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and, if required by an applicable tax treaty, the dividends or constructive dividends are attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends or any other payments, provided that you have furnished to us or another payor a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:

•	you are a non-United States person, and

•	the dividends or constructive dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

      Effectively connected” dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations.

      If you are a corporate non-U.S. Holder, “effectively connected” dividends or constructive dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an applicable income tax treaty that provides for a lower rate.

      Gain on Disposition of Common Stock or New Debentures. If you are a non-U.S. Holder, you generally will not be subject to United States federal income tax on gain that you recognize on a sale, exchange or disposition of common stock or a New Debenture unless:

•	the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the

United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis,

•	you are an individual, you hold the common stock or a New Debenture as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist,

•	in the case of common stock, we are or have been a United States real property holding corporation for federal income tax purposes and you held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5% of the common stock and you are not eligible for any treaty exemption, or

•	in the case of New Debentures, we are or have been a United States real property holding corporation for federal income tax purposes and on the date you acquired any New Debenture, your New Debentures had a fair market value greater than 5% of the fair market value of our common stock.

      If you are a corporate non-U.S. Holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides a lower rate.

      We have not been, are not and do not anticipate becoming a United States real property holding corporation for United States federal income tax purposes.

      United States Federal Estate Tax. A New Debenture held by an individual who at death is not a citizen or resident of the United States will not be includible in the individual’s gross estate for United States federal estate tax purposes if:

•	the decedent did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote at the time of death, and

•	the income on the New Debenture would not have been effectively connected with a United States trade or business of the decedent at the same time.

      However, shares of common stock held by the decedent at the time of death will be included in the decedent’s gross estate for United States federal estate tax purposes unless an applicable estate tax treaty provides otherwise.

      The receipt of the exchange fee by non-U.S. holders participating in the exchange offer may be subject to U.S. federal withholding tax.

      Tax Consequences for Non-U.S. Holders Not Participating in the Exchange Offer. A non-U.S. holder that does not participate in the exchange offer will have no United States federal income tax consequences as a result of the exchange offer.

Information Reporting and Backup Withholding

      Payments of the exchange fee and on the New Debentures or our common stock may be subject to information reporting, and United States federal backup withholding tax at the rate then in effect may apply if the recipient of such payment fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. Any amounts so withheld will be allowed as a credit against the recipient’s United States federal income tax liability, provided that the required information is provided to the IRS.

LEGAL MATTERS

      The validity of the securities offered by this prospectus will be passed upon for us by Fredrikson & Byron, P.A., Minneapolis, Minnesota. Sullivan & Cromwell LLP is acting as special tax counsel to us with respect to certain tax matters.

EXPERTS

      The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the fiscal year ended April 30, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

OFFER TO EXCHANGE

$1,973,146,000 Principal Amount of Our

1.25% Contingent Convertible Debentures, Series B due 2021 and Exchange Fee
for all our outstanding
1.25% Contingent Convertible Debentures due 2021

The exchange agent for the exchange offer is:

Wells Fargo Bank, N.A.

Corporate Trust & Escrow Services
N9303-110 MAC
Sixth and Marquette
Minneapolis, MN 55479
Attn: Steven R. Gubrud, Assistant Vice President
Telephone: (612) 667-9090
Facsimile: (612) 667-2160

Questions, requests for assistance and requests for additional copies of this prospectus and the related letter of transmittal may be directed to the information agent at the address set forth below:

The information agent for the exchange offer is:

Global Bondholder Services Corporation

65 Broadway— Suite 704
New York, NY 10006
Attn: Corporate Actions
Telephone: (212) 430-3774 (Banks and Brokers)
(866) 470-4300

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

      Minnesota Statutes Section 302A.521, subd. 2, requires Medtronic to indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person with respect to Medtronic, against judgments, penalties, fines, settlements, and reasonable expenses, including attorneys’ fees and disbursements, incurred by the person in connection with the proceeding if certain statutory standards are met. In addition, Section 302A.521, subd. 3, requires payment by Medtronic, upon written request, of reasonable expenses in advance of final disposition of the proceeding in certain circumstances. A decision as to required indemnification is made by a disinterested majority of the Board of Directors present at a meeting at which a disinterested quorum is present, or by a designated committee of the Board, by special legal counsel, by the shareholders, or by a court. Section 302A.521 contains detailed terms regarding such right of indemnification and reference is made thereto for a complete statement of such indemnification rights.

      Medtronic’s Bylaws provide for indemnification by Medtronic to the full extent permitted by Minnesota Statutes Section 302A.521, as now enacted or hereafter amended, against and with respect to threatened, pending, or completed actions, suits, or proceedings arising from, or alleged to arise from, a party’s actions or omissions as a director, officer, employee, or agent of Medtronic or any subsidiary of Medtronic or of any other corporation, partnership, joint venture, trust, or other enterprise that has served in such capacity at the request of Medtronic if such acts or omissions occurred, or were or are alleged to have occurred, while such party was a director or officer of Medtronic. Generally, under Minnesota law, indemnification will be available only where an officer or director can establish that he or she acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Medtronic. As permitted by Minnesota Statutes Section 302A.521, Medtronic’s Restated Articles of Incorporation provide that a director shall have no personal liability to Medtronic or its shareholders for breach of his or her fiduciary duty as a director, to the fullest extent permitted by law.

      Medtronic has established a Directors and Officers Indemnification Trust, a copy of which has been filed with the SEC.

Item 21.	Exhibits and Financial Statement Schedule

EXHIBIT INDEX

Exhibit No.		Description

4	.1**	Form of Indenture between the Company and Wells Fargo Bank, National Association, as Trustee, with respect to the 1.25% Contingent Convertible Debentures, Series B due 2021.
4	.2*	Indenture dated as of September 11, 2001 between the Company and Wells Fargo Bank, National Association, as Trustee, with respect to the 1.25% Contingent Convertible Debentures due 2021. Filed as Exhibit 4.2 to the Registrant’s Form 8-K/ A filed November 13, 2001.
4	.3*	Form of 1.25% Contingent Convertible Debentures, Series B due 2021 (contained in Exhibit 4.1).
4	.4*	Form of 1.25% Contingent Convertible Debentures due 2021 (contained in Exhibit 4.2).
5	.1**	Opinion of Fredrikson & Byron, P.A.
8.1		Tax Opinion of Sullivan & Cromwell LLP
12	.1*	Statement Regarding Computation of Ratio of Earnings to Fixed Charges.
23.1		Consent of PricewaterhouseCoopers LLP.
23	.2*	Consent of Fredrikson & Byron P.A. (see Exhibit 5.1).
23	.3*	Consent of Sullivan & Cromwell LLP (see Exhibit 8.1)
24	.1*	Power of Attorney (included on the signature page).
25	.1*	Statement of Eligibility and Qualification of Trustee on Form T-1.
99.1		Form of Letter of Transmittal.
99	.2*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99	.3*	Form of Letter to Clients.
99	.4**	Form of Instructions to Registered Holder and/or Book-Entry Transfer Participant from Owner.
99	.5**	Form of Guidelines for Certification of Taxpayer Identification

*	Indicates exhibit previously filed with the Securities and Exchange Commission and incorporated herein by reference.

**	To be filed by amendment.

Item 22.	Undertakings

      a. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

      b. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the financial adjudication of such issue.

      c. The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      d. The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      e. The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on this 30th day of December, 2004.

MEDTRONIC, INC.

By:	/s/ ROBERT L. RYAN

Name: Robert L. Ryan

Its: Chief Financial Officer

Dated: December 30, 2004

      Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on December      , 2004

Signature	Title

* Arthur D. Collins, Jr.	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)

/s/ ROBERT L. RYAN Robert L. Ryan	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

* Richard H. Anderson	Director

* Michael R. Bonsignore	Director

* William R. Brody, M.D., Ph.D.	Director

* Antonio M. Gotto, Jr., M.D., D.Phil.	Director

* Shirley Ann Jackson, Ph.D.	Director

* Denise M. O’Leary	Director

* Robert C. Posen	Director

Signature		Title

* Jean-Pierre Rosso		Director

* Jack W. Schuler		Director

* Gordon M. Sprenger		Director

By:	/s/ ROBERT L. RYAN Robert L. Ryan Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.		Description

4	.1**	Form of Indenture between the Company and Wells Fargo Bank, National Association, as Trustee, with respect to the 1.25% Contingent Convertible Debentures, Series B due 2021.
4	.2*	Indenture dated September 11, 2001 between the Company and Wells Fargo Bank, National Association, as Trustee, with respect to the 1.25% Contingent Convertible Debentures due 2021. Filed as Exhibit 4.2 to the Registrant’s Form 8-K/ A filed November 13, 2001.
4	.3*	Form of 1.25% Contingent Convertible Debentures, Series B due 2021 (contained in Exhibit 4.1).
4	.4*	Form of 1.25% Contingent Convertible Debentures due 2021 (contained in Exhibit 4.2).
5	.1**	Opinion of Fredrikson & Byron, P.A.
8.1		Tax Opinion of Sullivan & Cromwell LLP.
12	.1*	Statement Regarding Computation of Ratio of Earnings to Fixed Charges.
23.1		Consent of PricewaterhouseCoopers LLP.
23	.2*	Consent of Fredrikson & Byron, P.A. (see Exhibit 5.1).
23	.3*	Consent of Sullivan & Cromwell LLP (see Exhibit 8.1).
24	.1*	Power of Attorney (included on the signature page).
25	.1*	Statement of Eligibility and Qualification of Trustee on Form T-1.
99.1		Form of Letter of Transmittal.
99	.2*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99	.3*	Form of Letter to Clients.
99	.4**	Form of Instructions to Registered Holder and/or Book-Entry Transfer Participant from Owner.
99	.5**	Form of Guidelines for Certification of Taxpayer Identification.

*	Indicates exhibit previously filed with the Securities and Exchange Commission and incorporated herein by reference.

**	To be filed by amendment.